Registration No.  333-216257
                                                        1940 Act No. 811-05903

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         Amendment No. 2 to Form S-6

   FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                 INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust:

                                   FT 6591

B.    Name of depositor:

                         FIRST TRUST PORTFOLIOS L.P.

C.    Complete address of depositor's principal executive offices:

                            120 East Liberty Drive
                                  Suite 400
                           Wheaton, Illinois 60187

D.    Name and complete address of agents for service:

                                               Copy to:

      JAMES A. BOWEN                           ERIC F. FESS
      c/o First Trust Portfolios L.P.          c/o Chapman and Cutler LLP
      120 East Liberty Drive                   111 West Monroe Street
      Suite 400                                Chicago, Illinois 60603
      Wheaton, Illinois  60187

E.    Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.    Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on April 11, 2017 at 2:00 p.m. pursuant to Rule 487.
                        ________________________________

             60/40 Strategic Allocation Port. 2Q '17 - Term 7/17/18 75/25 Strategic Allocation Port. 2Q '17 - Term 7/17/18

                                    FT 6591

FT 6591 is a series of a unit investment trust, the FT Series. FT 6591 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts").

60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series and 75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series each invest in a diversified portfolio of common stocks ("Common Stocks") and exchange-traded funds ("ETFs" or "Funds"), the portfolios of which are invested in fixed-income securities. Collectively, the Common Stocks and ETFs are referred to as the "Securities." Certain of the ETFs invest in high-yield securities. See "Risk Factors" for a discussion of the risk of investing in high-yield securities or "junk" bonds. An investment can be made in the underlying ETFs directly rather than through the Trusts. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of a Trust.

Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 800-621-1675


                 The date of this prospectus is April 11, 2017

                               Table of Contents

Summary of Essential Information                                          3
Fee Table                                                                 4
Report of Independent Registered Public Accounting Firm                   5
Statements of Net Assets                                                  6
Schedules of Investments                                                  7
The FT Series                                                            22
Portfolios                                                               23
Risk Factors                                                             26
Public Offering                                                          33
Distribution of Units                                                    36
The Sponsor's Profits                                                    38
The Secondary Market                                                     38
How We Purchase Units                                                    38
Expenses and Charges                                                     38
Tax Status                                                               39
Retirement Plans                                                         41
Rights of Unit Holders                                                   42
Income and Capital Distributions                                         42
Redeeming Your Units                                                     43
Investing in a New Trust                                                 44
Removing Securities from a Trust                                         44
Amending or Terminating the Indenture                                    45
Information on the Sponsor, Trustee and Evaluator                        45
Other Information                                                        46

                  Summary of Essential Information (Unaudited)

                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                                60/40 Strategic           75/25 Strategic
                                                                                Allocation Portfolio      Allocation Portfolio
                                                                                2nd Quarter 2017 Series   2nd Quarter 2017 Series
                                                                                _______________________   _______________________
Initial Number of Units (1)                                                         199,874                   161,905
Fractional Undivided Interest in the Trust per Unit (1)                           1/199,874                 1/161,905
Public Offering Price:
Public Offering Price per Unit (2)                                              $    10.000               $    10.000
   Less Initial Sales Charge per Unit (3)                                             (.100)                    (.100)
                                                                                ___________               ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                        9.900                     9.900
   Less Deferred Sales Charge per Unit (3)                                            (.145)                    (.145)
                                                                                ___________               ___________
Redemption Price per Unit (5)                                                         9.755                     9.755
   Less Creation and Development Fee per Unit (3)(5)                                  (.050)                    (.050)
   Less Organization Costs per Unit (5)                                               (.032)                    (.032)
                                                                                ___________               ___________
Net Asset Value per Unit                                                        $     9.673               $     9.673
                                                                                ===========               ===========
Cash CUSIP Number                                                                30302L 543                30302L 584
Reinvestment CUSIP Number                                                        30302L 550                30302L 592
Fee Account Cash CUSIP Number                                                    30302L 568                30302L 600
Fee Account Reinvestment CUSIP Number                                            30302L 576                30302L 618
Pricing Line Product Code                                                            110884                    110703
Ticker Symbol                                                                        FTHRYX                    FBWIMX

First Settlement Date                   April 17, 2017
Mandatory Termination Date (6)          July 17, 2018
Income Distribution Record Date         Tenth day of each month, commencing May 10, 2017.
Income Distribution Date (7)            Twenty-fifth day of each month, commencing May 25, 2017.
_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of a Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Trust has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                60/40 Strategic           75/25 Strategic
                                                                                Allocation Portfolio      Allocation Portfolio
                                                                                2nd Quarter 2017 Series   2nd Quarter 2017 Series
                                                                                _______________________   _______________________
                                                                                              Amount                    Amount
                                                                                              per Unit                  per Unit
                                                                                              ________                  ________
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
   Initial sales charge                                                         1.00%(a)      $.100       1.00%(a)      $.100
   Deferred sales charge                                                        1.45%(b)      $.145       1.45%(b)      $.145
   Creation and development fee                                                 0.50%(c)      $.050       0.50%(c)      $.050
                                                                                _____         _____       _____         _____
   Maximum sales charge (including creation and development fee)                2.95%         $.295       2.95%         $.295
                                                                                =====         =====       =====         =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                 .320%(d)      $.0320      .320%(d)      $.0320
                                                                                =====         ======      =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees       .060%         $.0060      .060%         $.0060
   Trustee's fee and other operating expenses                                   .127%(f)      $.0127      .127%(f)      $.0127
   Acquired Fund fees and expenses                                              .159%(g)      $.0159      .100%(g)      $.0100
                                                                                _____         ______      _____         ______
      Total                                                                     .346%         $.0346      .287%         $.0287
                                                                                =====         ======      =====         ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                   1 Year        3 Years       5 Years       10 Years
                                                                   ______        _______       _______       ________
60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series      $362          $898          $1,214        $2,492
75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series       356           881           1,184         2,432

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2017.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trusts do not include brokerage costs and other portfolio transaction fees for the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not actual Trust operating expenses, the Trusts, and therefore Unit holders of the Trusts, will indirectly bear similar operating expenses of the Funds in which each Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual Fund expenses disclosed in a Fund's most recent SEC filing but are subject to change in the future. An investor in the Trusts will therefore indirectly pay higher expenses than if the underlying Fund shares were held directly.

                             Report of Independent
                       Registered Public Accounting Firm


To the Sponsor, First Trust Portfolios L.P., and Unit Holders of FT 6591:

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 6591, comprising 60/40 Strategic Allocation Port. 2Q '17 - Term 7/17/18 (60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series) and 75/25 Strategic Allocation Port. 2Q '17 - Term 7/17/18 (75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series) (collectively, the "Trusts"), as of the opening of business on April 11, 2017 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on April 11, 2017, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of each of the Trusts constituting FT 6591 as of the opening of business on April 11, 2017 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 11, 2017

                            Statements of Net Assets

                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                                60/40 Strategic           75/25 Strategic
                                                                                Allocation Portfolio      Allocation Portfolio
                                                                                2nd Quarter 2017 Series   2nd Quarter 2017 Series
                                                                                _______________________   _______________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)              $1,978,749                $1,602,856
Less liability for reimbursement to Sponsor for organization costs (3)              (6,396)                   (5,181)
Less liability for deferred sales charge (4)                                       (28,982)                  (23,476)
Less liability for creation and development fee (5)                                 (9,994)                   (8,095)
                                                                                __________                __________
Net assets                                                                      $1,933,377                $1,566,104
                                                                                ==========                ==========
Units outstanding                                                                  199,874                   161,905
Net asset value per Unit (6)                                                    $    9.673                $    9.673

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                           $1,998,736                $1,619,047
Less maximum sales charge (7)                                                      (58,963)                  (47,762)
Less estimated reimbursement to Sponsor for organization costs (3)                  (6,396)                   (5,181)
                                                                                __________                __________
Net assets                                                                      $1,933,377                $1,566,104
                                                                                ==========                ==========
__________

                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. Each Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) Each Trust invests in a diversified portfolio of Common Stocks and ETFs. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of July 17, 2018.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $5,000,000 has been allocated to the Trusts, $2,500,000 for 60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series and $2,500,000 for 75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0320 per Unit per Trust. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on July 20, 2017 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2017. If Unit holders redeem Units before September 20, 2017, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of such Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


    At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (60.00%):
Consumer Discretionary (10.11%):
AAN           Aaron's, Inc.                                                     0.10%             65    $   30.53   $    1,984
BBY           Best Buy Co., Inc.                                                0.20%             81        48.55        3,933
BIG           Big Lots, Inc.                                                    0.10%             41        48.19        1,976
CAKE          The Cheesecake Factory Incorporated                               0.10%             31        62.60        1,941
PLCE          The Children's Place, Inc.                                        0.10%             18       108.75        1,958
COLM          Columbia Sportswear Company                                       0.20%             67        58.62        3,928
CMCSA         Comcast Corporation (Class A)                                     0.50%            263        37.67        9,907
CTTAY         Continental AG (ADR) +                                            0.40%            186        42.40        7,886
CTB           Cooper Tire & Rubber Company                                      0.10%             45        44.05        1,982
CBRL          Cracker Barrel Old Country Store, Inc.                            0.20%             25       158.32        3,958
DHI           D.R. Horton, Inc.                                                 0.20%            119        33.19        3,950
DRI           Darden Restaurants, Inc.                                          0.20%             48        82.70        3,970
DG            Dollar General Corporation                                        0.50%            143        69.56        9,947
DORM          Dorman Products, Inc. *                                           0.10%             25        77.66        1,942
DSW           DSW Inc.                                                          0.10%            101        19.69        1,989
FL            Foot Locker, Inc.                                                 0.20%             54        72.56        3,918
GME           GameStop Corp. (Class A)                                          0.10%             90        21.88        1,969
GNTX          Gentex Corporation                                                0.20%            196        20.17        3,953
GHC           Graham Holdings Company                                           0.09%              3       597.20        1,792
HD            The Home Depot, Inc.                                              0.50%             67       148.21        9,930
HMC           Honda Motor Co., Ltd. (ADR) +                                     0.40%            276        28.66        7,910
ISCA          International Speedway Corporation                                0.10%             52        37.80        1,966
LEN           Lennar Corporation                                                0.20%             77        51.48        3,964
LVMUY         LVMH Moet Hennessy Louis Vuitton SE (ADR) +                       0.40%            175        45.37        7,940
MHK           Mohawk Industries, Inc. *                                         0.50%             43       228.68        9,833
MUSA          Murphy USA Inc. *                                                 0.10%             27        74.41        2,009
NKE           NIKE, Inc. (Class B)                                              0.50%            180        54.90        9,882
NSANY         Nissan Motor Co., Ltd. (ADR) +                                    0.40%            434        18.23        7,912
NVR           NVR, Inc. *                                                       0.21%              2     2,066.89        4,134
PVH           PVH Corp.                                                         0.20%             39       101.64        3,964
ROST          Ross Stores, Inc.                                                 0.50%            156        63.50        9,906
SKX           Skechers U.S.A., Inc. *                                           0.20%            157        25.39        3,986
TXRH          Texas Roadhouse, Inc.                                             0.10%             44        44.83        1,973
TJX           The TJX Companies, Inc.                                           0.50%            130        76.02        9,883
TM            Toyota Motor Corporation (ADR) +                                  0.40%             75       105.98        7,948
ULTA          Ulta Beauty, Inc. *                                               0.51%             35       286.59       10,031
DIS           The Walt Disney Company                                           0.50%             88       112.43        9,894
WSM           Williams-Sonoma, Inc.                                             0.20%             71        55.36        3,931

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


    At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (7.51%):
MO            Altria Group, Inc.                                                0.50%            138    $   71.76   $    9,903
ADM           Archer-Daniels-Midland Company                                    0.50%            220        44.99        9,898
CASY          Casey's General Stores, Inc.                                      0.20%             35       112.54        3,939
CHD           Church & Dwight Co., Inc.                                         0.20%             79        49.88        3,941
COKE          Coca-Cola Bottling Co. Consolidated                               0.10%             10       204.34        2,043
COST          Costco Wholesale Corporation                                      0.50%             58       171.22        9,931
CVS           CVS Health Corporation                                            0.50%            128        77.81        9,960
DPS           Dr Pepper Snapple Group, Inc.                                     0.50%            102        97.09        9,903
FLO           Flowers Foods, Inc.                                               0.20%            203        19.46        3,950
HRL           Hormel Foods Corporation                                          0.50%            288        34.40        9,907
JJSF          J & J Snack Foods Corp.                                           0.10%             15       132.60        1,989
KR            The Kroger Co.                                                    0.50%            331        30.19        9,993
LRLCY         L'Oreal S.A. (ADR) +                                              0.40%            206        38.40        7,910
TAP           Molson Coors Brewing Company                                      0.50%            103        95.89        9,877
FIZZ          National Beverage Corp. *                                         0.20%             46        85.64        3,939
NSRGY         Nestle S.A. (ADR) +                                               0.40%            106        74.77        7,926
SAFM          Sanderson Farms, Inc.                                             0.10%             19       105.88        2,012
SEB           Seaboard Corporation                                              0.21%              1     4,088.31        4,088
SPB           Spectrum Brands Holdings, Inc.                                    0.20%             29       138.15        4,006
SFM           Sprouts Farmers Market, Inc. *                                    0.10%             85        23.16        1,969
TSN           Tyson Foods, Inc. (Class A)                                       0.50%            159        62.65        9,961
WMT           Wal-Mart Stores, Inc.                                             0.50%            135        73.06        9,863
WMK           Weis Markets, Inc.                                                0.10%             32        61.46        1,967
Energy (0.50%):
VLO           Valero Energy Corporation                                         0.50%            151        65.35        9,868
Financials (6.20%):
NLY           Annaly Capital Management, Inc. (4)                               0.20%            348        11.39        3,964
ARI           Apollo Commercial Real Estate Finance, Inc. (4)                   0.10%            106        18.73        1,985
AXAHY         AXA S.A. (ADR) +                                                  0.40%            317        24.82        7,868
BMO           Bank of Montreal +                                                0.40%            106        74.96        7,946
BRK/B         Berkshire Hathaway Inc. (Class B) *                               0.50%             59       166.35        9,815
CB            Chubb Limited +                                                   0.40%             57       137.98        7,865
CME           CME Group Inc.                                                    0.50%             84       117.09        9,836
EGBN          Eagle Bancorp, Inc. *                                             0.10%             34        57.90        1,969
ERIE          Erie Indemnity Company                                            0.20%             33       121.46        4,008
FAF           First American Financial Corporation                              0.20%            103        38.41        3,956
FNF           FNF Group                                                         0.20%            103        38.41        3,956

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Financials (cont'd.):
MKTX          MarketAxess Holdings Inc.                                         0.20%             22    $  183.26   $    4,032
MMC           Marsh & McLennan Companies, Inc.                                  0.50%            135        73.38        9,906
MFA           MFA Financial, Inc. (4)                                           0.10%            244         8.08        1,972
ORI           Old Republic International Corporation                            0.20%            196        20.13        3,945
RY            Royal Bank of Canada +                                            0.40%            109        72.91        7,947
SSREY         Swiss Re AG (ADR) +                                               0.40%            357        22.12        7,897
TD            The Toronto-Dominion Bank +                                       0.40%            159        49.82        7,921
TRV           The Travelers Companies, Inc.                                     0.50%             82       121.11        9,931
WRB           W.R. Berkley Corporation                                          0.20%             57        69.09        3,938
WD            Walker & Dunlop, Inc. *                                           0.10%             48        41.82        2,007
Health Care (6.89%):
ABC           AmerisourceBergen Corporation                                     0.50%            111        88.44        9,817
AMN           AMN Healthcare Services, Inc. *                                   0.10%             51        38.75        1,976
ANTM          Anthem, Inc.                                                      0.50%             59       167.44        9,879
BAX           Baxter International Inc.                                         0.50%            188        52.84        9,934
BAYRY         Bayer AG (ADR) +                                                  0.40%             70       113.24        7,927
CAH           Cardinal Health, Inc.                                             0.50%            120        82.41        9,889
CNC           Centene Corporation *                                             0.20%             55        71.77        3,947
CERN          Cerner Corporation *                                              0.50%            167        59.24        9,893
CHE           Chemed Corporation                                                0.10%             11       184.73        2,032
ESRX          Express Scripts Holding Company *                                 0.50%            148        66.90        9,901
GMED          Globus Medical, Inc. (Class A) *                                  0.10%             67        29.70        1,990
HCA           HCA Holdings, Inc. *                                              0.50%            112        88.25        9,884
HSIC          Henry Schein, Inc. *                                              0.20%             23       168.92        3,885
ICUI          ICU Medical, Inc. *                                               0.10%             13       151.10        1,964
LPNT          LifePoint Health, Inc. *                                          0.10%             31        64.50        1,999
MASI          Masimo Corporation *                                              0.20%             43        93.12        4,004
MD            MEDNAX, Inc. *                                                    0.20%             58        68.24        3,958
MDT           Medtronic Plc +                                                   0.40%             98        80.30        7,869
NVO           Novo Nordisk A/S (ADR) +                                          0.40%            221        35.85        7,923
UNH           UnitedHealth Group Incorporated                                   0.50%             60       165.48        9,929
UHS           Universal Health Services, Inc. (Class B)                         0.20%             32       123.45        3,950
WCG           WellCare Health Plans, Inc. *                                     0.19%             27       143.41        3,872
Industrials (8.39%):
CNI           Canadian National Railway Company +                               0.40%            106        74.59        7,907
DY            Dycom Industries, Inc. *                                          0.10%             21        95.41        2,004
ETN           Eaton Corporation Plc +                                           0.40%            104        75.60        7,862

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
FCN           FTI Consulting, Inc. *                                            0.10%             48    $   41.29   $    1,982
GD            General Dynamics Corporation                                      0.50%             53       187.66        9,946
GBX           The Greenbrier Companies, Inc.                                    0.10%             41        47.75        1,958
HCSG          Healthcare Services Group, Inc.                                   0.10%             48        41.38        1,986
MLHR          Herman Miller, Inc.                                               0.10%             62        31.55        1,956
HII           Huntington Ingalls Industries, Inc.                               0.19%             19       203.89        3,874
JBHT          J.B. Hunt Transport Services, Inc.                                0.20%             42        93.22        3,915
JBLU          JetBlue Airways Corporation *                                     0.20%            187        21.25        3,974
KSU           Kansas City Southern                                              0.20%             44        88.95        3,914
PHG           Koninklijke Philips N.V. (NY Shares) +                            0.40%            249        31.82        7,923
LMT           Lockheed Martin Corporation                                       0.50%             37       269.03        9,954
MAN           ManpowerGroup Inc.                                                0.20%             40        99.12        3,965
MTZ           MasTec, Inc. *                                                    0.10%             48        41.05        1,970
NOC           Northrop Grumman Corporation                                      0.50%             41       239.34        9,813
OC            Owens Corning                                                     0.20%             65        60.55        3,936
PWR           Quanta Services, Inc. *                                           0.20%            110        35.80        3,938
RTN           Raytheon Company                                                  0.50%             65       151.23        9,830
RHI           Robert Half International Inc.                                    0.20%             87        45.29        3,940
COL           Rockwell Collins, Inc.                                            0.20%             40        99.04        3,962
ROL           Rollins, Inc.                                                     0.20%            108        36.60        3,953
SIEGY         Siemens AG (ADR) +                                                0.40%            117        67.51        7,899
LUV           Southwest Airlines Co.                                            0.50%            182        54.22        9,868
SWK           Stanley Black & Decker, Inc.                                      0.50%             75       132.52        9,939
SCS           Steelcase Inc.                                                    0.10%            121        16.45        1,990
TTC           The Toro Company                                                  0.20%             64        61.92        3,963
TPC           Tutor Perini Corporation *                                        0.10%             62        32.10        1,990
UNF           UniFirst Corporation                                              0.10%             15       136.05        2,041
UFPI          Universal Forest Products, Inc.                                   0.10%             20        96.23        1,925
WM            Waste Management, Inc.                                            0.50%            136        72.89        9,913
WERN          Werner Enterprises, Inc.                                          0.10%             76        26.60        2,022
Information Technology (9.10%):
TWOU          2U, Inc. *                                                        0.10%             48        41.35        1,985
ACN           Accenture Plc +                                                   0.40%             67       117.84        7,895
ACIW          ACI Worldwide, Inc. *                                             0.10%             94        21.20        1,993
AEIS          Advanced Energy Industries, Inc. *                                0.10%             30        66.73        2,002
AMAT          Applied Materials, Inc.                                           0.50%            254        38.86        9,870
ARW           Arrow Electronics, Inc. *                                         0.20%             56        70.64        3,956

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (cont'd.):
Information Technology (cont'd.):
AVX           AVX Corporation                                                   0.10%            123    $   16.12   $    1,983
BHE           Benchmark Electronics, Inc. *                                     0.10%             64        30.80        1,971
CAJ           Canon Inc. (ADR) +                                                0.40%            253        31.20        7,894
CRUS          Cirrus Logic, Inc. *                                              0.20%             61        64.69        3,946
CTSH          Cognizant Technology Solutions Corporation                        0.50%            168        58.97        9,907
CVG           Convergys Corporation                                             0.10%             92        21.41        1,970
GLW           Corning Incorporated                                              0.50%            369        26.79        9,886
DLB           Dolby Laboratories, Inc.                                          0.20%             77        51.42        3,959
EBAY          eBay Inc. *                                                       0.50%            290        34.06        9,877
SATS          EchoStar Corporation (Class A) *                                  0.20%             70        56.83        3,978
EA            Electronic Arts Inc. *                                            0.50%            111        88.74        9,850
FB            Facebook, Inc. (Class A) *                                        0.50%             70       141.04        9,873
IIVI          II-VI Incorporated *                                              0.10%             60        32.45        1,947
INTC          Intel Corporation                                                 0.50%            276        35.80        9,881
IDCC          InterDigital, Inc.                                                0.10%             23        86.45        1,988
JKHY          Jack Henry & Associates, Inc.                                     0.20%             43        92.28        3,968
LRCX          Lam Research Corporation                                          0.50%             77       128.80        9,918
MANH          Manhattan Associates, Inc. *                                      0.10%             40        49.11        1,964
MMS           MAXIMUS, Inc.                                                     0.20%             68        57.80        3,930
NTDOY         Nintendo Co., Ltd. (ADR) +                                        0.40%            273        29.02        7,922
PLXS          Plexus Corp. *                                                    0.10%             35        57.13        2,000
SANM          Sanmina Corporation *                                             0.10%             50        39.55        1,977
SWKS          Skyworks Solutions, Inc.                                          0.50%             97       101.53        9,848
TECD          Tech Data Corporation *                                           0.10%             22        91.27        2,008
TXN           Texas Instruments Incorporated                                    0.50%            123        80.13        9,856
VMW           VMware, Inc. *                                                    0.50%            107        92.52        9,900
Materials (1.60%):
AKS           AK Steel Holding Corporation *                                    0.10%            281         7.04        1,978
AVY           Avery Dennison Corporation                                        0.20%             50        79.83        3,991
EXP           Eagle Materials Inc.                                              0.20%             41        96.37        3,951
HL            Hecla Mining Company                                              0.10%            368         5.37        1,976
LYB           LyondellBasell Industries N.V. +                                  0.40%             89        88.53        7,879
RIO           Rio Tinto Plc (ADR) +                                             0.40%            194        40.87        7,929
SON           Sonoco Products Company                                           0.20%             76        52.11        3,960
Real Estate (2.90%):
AIV           Apartment Investment and Management Company (4)                   0.20%             88        44.99        3,959
AVB           AvalonBay Communities, Inc. (4)                                   0.50%             53       186.77        9,899

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Real Estate (cont'd.):
CHSP          Chesapeake Lodging Trust (4)                                      0.10%             84    $   23.52   $    1,976
EQC           Equity Commonwealth (4) *                                         0.20%            124        32.02        3,970
EQR           Equity Residential (4)                                            0.50%            156        63.49        9,904
LHO           LaSalle Hotel Properties (4)                                      0.10%             69        28.62        1,975
PSB           PS Business Parks, Inc. (4)                                       0.10%             17       119.83        2,037
PSA           Public Storage (4)                                                0.50%             44       225.84        9,937
RLJ           RLJ Lodging Trust (4)                                             0.10%             86        23.22        1,997
RHP           Ryman Hospitality Properties, Inc. (4)                            0.10%             32        61.45        1,966
HCN           Welltower Inc. (4)                                                0.50%            136        72.89        9,913
Telecommunication Services (1.60%):
DTEGY         Deutsche Telekom AG (ADR) +                                       0.40%            463        17.10        7,917
NTTYY         Nippon Telegraph and Telephone Corporation (ADR) +                0.40%            180        43.96        7,913
DCM           NTT DOCOMO, Inc. (ADR) +                                          0.40%            337        23.49        7,916
ORAN          Orange (ADR) +                                                    0.40%            522        15.14        7,903
Utilities (5.20%):
ALE           ALLETE, Inc.                                                      0.10%             29        68.95        2,000
AEE           Ameren Corporation                                                0.20%             72        54.71        3,939
ATO           Atmos Energy Corporation                                          0.20%             49        80.24        3,932
AVA           Avista Corporation                                                0.10%             50        39.47        1,973
CNP           CenterPoint Energy, Inc.                                          0.20%            141        28.00        3,948
ED            Consolidated Edison, Inc.                                         0.50%            127        78.01        9,907
DUK           Duke Energy Corporation                                           0.50%            120        82.40        9,888
ENLAY         Enel SpA (ADR) +                                                  0.40%          1,728         4.57        7,897
ES            Eversource Energy                                                 0.50%            167        59.28        9,900
GXP           Great Plains Energy Incorporated                                  0.20%            136        29.17        3,967
IDA           IDACORP, Inc.                                                     0.20%             48        83.10        3,989
NWE           NorthWestern Corporation                                          0.10%             34        59.13        2,010
PCG           PG&E Corporation                                                  0.50%            148        67.07        9,926
PNW           Pinnacle West Capital Corporation                                 0.20%             47        84.78        3,985
POR           Portland General Electric Company                                 0.20%             88        44.91        3,952
SRE           Sempra Energy                                                     0.50%             89       110.65        9,848
SJI           South Jersey Industries, Inc.                                     0.10%             53        37.30        1,977
XEL           Xcel Energy Inc.                                                  0.50%            222        44.58        9,897

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


    At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)                                              Offering Price   Shares   per Share   the Trust (2)
________________________________                                              ______________   ______   _________   _____________
EXCHANGE-TRADED FUNDS (40.00%):
LMBS        First Trust Low Duration Opportunities ETF (5)                      1.40%            530    $   52.25   $   27,692
FPE         First Trust Preferred Securities and Income ETF (5)                 1.40%          1,411        19.64       27,712
FTSL        First Trust Senior Loan Fund (5)                                    1.60%            653        48.50       31,670
HYLS        First Trust Tactical High Yield ETF (5)                             1.40%            566        48.93       27,694
SNLN        Highland/iBoxx Senior Loan ETF                                      1.80%          1,916        18.59       35,618
SHYG        iShares 0-5 Year High Yield Corporate Bond ETF                      1.60%            665        47.64       31,681
CLY         iShares 10+ Year Credit Bond ETF                                    1.80%            600        59.33       35,598
LQD         iShares iBoxx $ Investment Grade Corporate Bond ETF                 1.80%            302       118.00       35,636
TIP         iShares TIPS Bond ETF                                               1.40%            242       114.41       27,687
PFF         iShares U.S. Preferred Stock ETF                                    1.60%            815        38.84       31,655
CORP        PIMCO Investment Grade Corporate Bond Index Exchange-Traded
            Fund                                                                1.60%            307       103.10       31,652
PCY         PowerShares Emerging Markets Sovereign Debt Portfolio               1.80%          1,221        29.17       35,617
PGX         PowerShares Preferred Portfolio                                     1.60%          2,112        14.99       31,659
BKLN        PowerShares Senior Loan Portfolio                                   1.80%          1,528        23.32       35,633
SRLN        SPDR Blackstone/GSO Senior Loan ETF                                 1.80%            751        47.46       35,642
JNK         SPDR Bloomberg Barclays High Yield Bond ETF                         1.60%            859        36.83       31,637
ITR         SPDR Bloomberg Barclays Intermediate Term Corporate Bond ETF        1.40%            811        34.14       27,688
MBG         SPDR Bloomberg Barclays Mortgage Backed Bond ETF                    1.40%          1,054        26.28       27,699
SJNK        SPDR Bloomberg Barclays Short Term High Yield Bond
            ETF                                                                 1.80%          1,277        27.89       35,616
IPE         SPDR Bloomberg Barclays TIPS ETF                                    1.60%            558        56.68       31,627
HYEM        VanEck Vectors Emerging Markets High Yield Bond ETF                 1.80%          1,448        24.59       35,606
EMLC        VanEck Vectors J.P. Morgan EM Local Currency Bond ETF               1.60%          1,724        18.37       31,670
VCIT        Vanguard Intermediate-Term Corporate Bond ETF                       1.60%            366        86.45       31,641
VGLT        Vanguard Long-Term Government Bond ETF                              1.40%            369        74.90       27,638
VMBS        Vanguard Mortgage-Backed Securities ETF                             1.40%            527        52.52       27,678
                                                                              _______                               __________
                 Total Investments                                            100.00%                               $1,978,749
                                                                              =======                               ==========
___________

See "Notes to Schedules of Investments" on page 21.

                            Schedule of Investments

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (75.00%):
Consumer Discretionary (12.63%):
AAN           Aaron's, Inc.                                                     0.13%             66    $   30.53   $    2,015
BBY           Best Buy Co., Inc.                                                0.25%             82        48.55        3,981
BIG           Big Lots, Inc.                                                    0.13%             42        48.19        2,024
CAKE          The Cheesecake Factory Incorporated                               0.12%             32        62.60        2,003
PLCE          The Children's Place, Inc.                                        0.12%             18       108.75        1,957
COLM          Columbia Sportswear Company                                       0.25%             68        58.62        3,986
CMCSA         Comcast Corporation (Class A)                                     0.62%            266        37.67       10,020
CTTAY         Continental AG (ADR) +                                            0.50%            189        42.40        8,014
CTB           Cooper Tire & Rubber Company                                      0.13%             46        44.05        2,026
CBRL          Cracker Barrel Old Country Store, Inc.                            0.25%             25       158.32        3,958
DHI           D.R. Horton, Inc.                                                 0.25%            121        33.19        4,016
DRI           Darden Restaurants, Inc.                                          0.25%             48        82.70        3,970
DG            Dollar General Corporation                                        0.63%            145        69.56       10,086
DORM          Dorman Products, Inc. *                                           0.13%             26        77.66        2,019
DSW           DSW Inc.                                                          0.13%            102        19.69        2,008
FL            Foot Locker, Inc.                                                 0.25%             55        72.56        3,991
GME           GameStop Corp. (Class A)                                          0.12%             91        21.88        1,991
GNTX          Gentex Corporation                                                0.25%            198        20.17        3,994
GHC           Graham Holdings Company                                           0.11%              3       597.20        1,792
HD            The Home Depot, Inc.                                              0.62%             67       148.21        9,930
HMC           Honda Motor Co., Ltd. (ADR) +                                     0.50%            280        28.66        8,025
ISCA          International Speedway Corporation                                0.12%             53        37.80        2,003
LEN           Lennar Corporation                                                0.25%             78        51.48        4,015
LVMUY         LVMH Moet Hennessy Louis Vuitton SE (ADR) +                       0.50%            177        45.37        8,030
MHK           Mohawk Industries, Inc. *                                         0.63%             44       228.68       10,062
MUSA          Murphy USA Inc. *                                                 0.13%             27        74.41        2,009
NKE           NIKE, Inc. (Class B)                                              0.62%            182        54.90        9,992
NSANY         Nissan Motor Co., Ltd. (ADR) +                                    0.50%            440        18.23        8,021
NVR           NVR, Inc. *                                                       0.26%              2     2,066.89        4,134
PVH           PVH Corp.                                                         0.25%             39       101.64        3,964
ROST          Ross Stores, Inc.                                                 0.63%            158        63.50       10,033
SKX           Skechers U.S.A., Inc. *                                           0.25%            159        25.39        4,037
TXRH          Texas Roadhouse, Inc.                                             0.13%             45        44.83        2,017
TJX           The TJX Companies, Inc.                                           0.62%            131        76.02        9,959
TM            Toyota Motor Corporation (ADR) +                                  0.50%             76       105.98        8,054
ULTA          Ulta Beauty, Inc. *                                               0.63%             35       286.59       10,031
DIS           The Walt Disney Company                                           0.62%             89       112.43       10,006
WSM           Williams-Sonoma, Inc.                                             0.25%             72        55.36        3,986

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (9.41%):
MO            Altria Group, Inc.                                                0.63%            140    $   71.76   $   10,046
ADM           Archer-Daniels-Midland Company                                    0.63%            223        44.99       10,033
CASY          Casey's General Stores, Inc.                                      0.25%             36       112.54        4,051
CHD           Church & Dwight Co., Inc.                                         0.25%             80        49.88        3,990
COKE          Coca-Cola Bottling Co. Consolidated                               0.13%             10       204.34        2,043
COST          Costco Wholesale Corporation                                      0.63%             59       171.22       10,102
CVS           CVS Health Corporation                                            0.63%            129        77.81       10,037
DPS           Dr Pepper Snapple Group, Inc.                                     0.62%            103        97.09       10,000
FLO           Flowers Foods, Inc.                                               0.25%            206        19.46        4,009
HRL           Hormel Foods Corporation                                          0.63%            292        34.40       10,045
JJSF          J & J Snack Foods Corp.                                           0.12%             15       132.60        1,989
KR            The Kroger Co.                                                    0.63%            335        30.19       10,114
LRLCY         L'Oreal S.A. (ADR) +                                              0.50%            209        38.40        8,026
TAP           Molson Coors Brewing Company                                      0.63%            105        95.89       10,068
FIZZ          National Beverage Corp. *                                         0.25%             47        85.64        4,025
NSRGY         Nestle S.A. (ADR) +                                               0.50%            107        74.77        8,000
SAFM          Sanderson Farms, Inc.                                             0.13%             19       105.88        2,012
SEB           Seaboard Corporation                                              0.25%              1     4,088.31        4,088
SPB           Spectrum Brands Holdings, Inc.                                    0.25%             29       138.15        4,006
SFM           Sprouts Farmers Market, Inc. *                                    0.12%             86        23.16        1,992
TSN           Tyson Foods, Inc. (Class A)                                       0.63%            161        62.65       10,087
WMT           Wal-Mart Stores, Inc.                                             0.62%            137        73.06       10,009
WMK           Weis Markets, Inc.                                                0.13%             33        61.46        2,028
Energy (0.62%):
VLO           Valero Energy Corporation                                         0.62%            153        65.35        9,999
Financials (7.74%):
NLY           Annaly Capital Management, Inc. (4)                               0.25%            353        11.39        4,021
ARI           Apollo Commercial Real Estate Finance, Inc. (4)                   0.12%            107        18.73        2,004
AXAHY         AXA S.A. (ADR) +                                                  0.50%            321        24.82        7,967
BMO           Bank of Montreal +                                                0.50%            107        74.96        8,021
BRK/B         Berkshire Hathaway Inc. (Class B) *                               0.62%             60       166.35        9,981
CB            Chubb Limited +                                                   0.50%             58       137.98        8,003
CME           CME Group Inc.                                                    0.62%             85       117.09        9,953
EGBN          Eagle Bancorp, Inc. *                                             0.13%             35        57.90        2,027
ERIE          Erie Indemnity Company                                            0.25%             33       121.46        4,008
FAF           First American Financial Corporation                              0.25%            104        38.41        3,995
FNF           FNF Group                                                         0.25%            104        38.41        3,995

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Financials (cont'd.):
MKTX          MarketAxess Holdings Inc.                                         0.25%             22    $  183.26   $    4,032
MMC           Marsh & McLennan Companies, Inc.                                  0.62%            136        73.38        9,980
MFA           MFA Financial, Inc. (4)                                           0.12%            248         8.08        2,004
ORI           Old Republic International Corporation                            0.25%            199        20.13        4,006
RY            Royal Bank of Canada +                                            0.50%            110        72.91        8,020
SSREY         Swiss Re AG (ADR) +                                               0.50%            362        22.12        8,007
TD            The Toronto-Dominion Bank +                                       0.50%            161        49.82        8,021
TRV           The Travelers Companies, Inc.                                     0.63%             83       121.11       10,052
WRB           W.R. Berkley Corporation                                          0.25%             58        69.09        4,007
WD            Walker & Dunlop, Inc. *                                           0.13%             48        41.82        2,007
Health Care (8.59%):
ABC           AmerisourceBergen Corporation                                     0.62%            113        88.44        9,994
AMN           AMN Healthcare Services, Inc. *                                   0.12%             51        38.75        1,976
ANTM          Anthem, Inc.                                                      0.63%             60       167.44       10,046
BAX           Baxter International Inc.                                         0.63%            190        52.84       10,040
BAYRY         Bayer AG (ADR) +                                                  0.50%             71       113.24        8,040
CAH           Cardinal Health, Inc.                                             0.62%            121        82.41        9,972
CNC           Centene Corporation *                                             0.25%             56        71.77        4,019
CERN          Cerner Corporation *                                              0.62%            169        59.24       10,012
CHE           Chemed Corporation                                                0.13%             11       184.73        2,032
ESRX          Express Scripts Holding Company *                                 0.62%            149        66.90        9,968
GMED          Globus Medical, Inc. (Class A) *                                  0.12%             67        29.70        1,990
HCA           HCA Holdings, Inc. *                                              0.62%            113        88.25        9,972
HSIC          Henry Schein, Inc. *                                              0.25%             24       168.92        4,054
ICUI          ICU Medical, Inc. *                                               0.12%             13       151.10        1,964
LPNT          LifePoint Health, Inc. *                                          0.12%             31        64.50        1,999
MASI          Masimo Corporation *                                              0.25%             43        93.12        4,004
MD            MEDNAX, Inc. *                                                    0.25%             59        68.24        4,026
MDT           Medtronic Plc +                                                   0.50%            100        80.30        8,030
NVO           Novo Nordisk A/S (ADR) +                                          0.50%            223        35.85        7,995
UNH           UnitedHealth Group Incorporated                                   0.62%             60       165.48        9,929
UHS           Universal Health Services, Inc. (Class B)                         0.25%             32       123.45        3,950
WCG           WellCare Health Plans, Inc. *                                     0.25%             28       143.41        4,015
Industrials (10.49%):
CNI           Canadian National Railway Company +                               0.50%            107        74.59        7,981
DY            Dycom Industries, Inc. *                                          0.12%             21        95.41        2,004
ETN           Eaton Corporation Plc +                                           0.50%            105        75.60        7,938

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
FCN           FTI Consulting, Inc. *                                            0.12%             48    $   41.29   $    1,982
GD            General Dynamics Corporation                                      0.62%             53       187.66        9,946
GBX           The Greenbrier Companies, Inc.                                    0.13%             42        47.75        2,006
HCSG          Healthcare Services Group, Inc.                                   0.13%             49        41.38        2,028
MLHR          Herman Miller, Inc.                                               0.12%             63        31.55        1,988
HII           Huntington Ingalls Industries, Inc.                               0.25%             20       203.89        4,078
JBHT          J.B. Hunt Transport Services, Inc.                                0.25%             43        93.22        4,008
JBLU          JetBlue Airways Corporation *                                     0.25%            190        21.25        4,038
KSU           Kansas City Southern                                              0.25%             45        88.95        4,003
PHG           Koninklijke Philips N.V. (NY Shares) +                            0.50%            252        31.82        8,019
LMT           Lockheed Martin Corporation                                       0.62%             37       269.03        9,954
MAN           ManpowerGroup Inc.                                                0.25%             40        99.12        3,965
MTZ           MasTec, Inc. *                                                    0.12%             48        41.05        1,970
NOC           Northrop Grumman Corporation                                      0.63%             42       239.34       10,052
OC            Owens Corning                                                     0.25%             66        60.55        3,996
PWR           Quanta Services, Inc. *                                           0.25%            111        35.80        3,974
RTN           Raytheon Company                                                  0.62%             66       151.23        9,981
RHI           Robert Half International Inc.                                    0.25%             88        45.29        3,986
COL           Rockwell Collins, Inc.                                            0.25%             41        99.04        4,061
ROL           Rollins, Inc.                                                     0.25%            110        36.60        4,026
SIEGY         Siemens AG (ADR) +                                                0.50%            119        67.51        8,034
LUV           Southwest Airlines Co.                                            0.62%            184        54.22        9,976
SWK           Stanley Black & Decker, Inc.                                      0.62%             75       132.52        9,939
SCS           Steelcase Inc.                                                    0.13%            122        16.45        2,007
TTC           The Toro Company                                                  0.25%             65        61.92        4,025
TPC           Tutor Perini Corporation *                                        0.13%             63        32.10        2,022
UNF           UniFirst Corporation                                              0.13%             15       136.05        2,041
UFPI          Universal Forest Products, Inc.                                   0.13%             21        96.23        2,021
WM            Waste Management, Inc.                                            0.62%            137        72.89        9,986
WERN          Werner Enterprises, Inc.                                          0.13%             77        26.60        2,048
Information Technology (11.36%):
TWOU          2U, Inc. *                                                        0.12%             48        41.35        1,985
ACN           Accenture Plc +                                                   0.50%             68       117.84        8,013
ACIW          ACI Worldwide, Inc. *                                             0.13%             95        21.20        2,014
AEIS          Advanced Energy Industries, Inc. *                                0.12%             30        66.73        2,002
AMAT          Applied Materials, Inc.                                           0.62%            257        38.86        9,987
ARW           Arrow Electronics, Inc. *                                         0.25%             57        70.64        4,026

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Information Technology (cont'd.):
AVX           AVX Corporation                                                   0.12%            124    $   16.12   $    1,999
BHE           Benchmark Electronics, Inc. *                                     0.12%             65        30.80        2,002
CAJ           Canon Inc. (ADR) +                                                0.50%            256        31.20        7,987
CRUS          Cirrus Logic, Inc. *                                              0.25%             62        64.69        4,011
CTSH          Cognizant Technology Solutions Corporation                        0.63%            170        58.97       10,025
CVG           Convergys Corporation                                             0.13%             94        21.41        2,013
GLW           Corning Incorporated                                              0.62%            374        26.79       10,019
DLB           Dolby Laboratories, Inc.                                          0.25%             78        51.42        4,011
EBAY          eBay Inc. *                                                       0.62%            294        34.06       10,014
SATS          EchoStar Corporation (Class A) *                                  0.25%             71        56.83        4,035
EA            Electronic Arts Inc. *                                            0.63%            113        88.74       10,028
FB            Facebook, Inc. (Class A) *                                        0.62%             71       141.04       10,014
IIVI          II-VI Incorporated *                                              0.12%             61        32.45        1,979
INTC          Intel Corporation                                                 0.63%            280        35.80       10,024
IDCC          InterDigital, Inc.                                                0.12%             23        86.45        1,988
JKHY          Jack Henry & Associates, Inc.                                     0.25%             44        92.28        4,060
LRCX          Lam Research Corporation                                          0.63%             78       128.80       10,046
MANH          Manhattan Associates, Inc. *                                      0.13%             41        49.11        2,014
MMS           MAXIMUS, Inc.                                                     0.25%             69        57.80        3,988
NTDOY         Nintendo Co., Ltd. (ADR) +                                        0.50%            276        29.02        8,010
PLXS          Plexus Corp. *                                                    0.12%             35        57.13        2,000
SANM          Sanmina Corporation *                                             0.13%             51        39.55        2,017
SWKS          Skyworks Solutions, Inc.                                          0.63%             99       101.53       10,051
TECD          Tech Data Corporation *                                           0.13%             22        91.27        2,008
TXN           Texas Instruments Incorporated                                    0.62%            125        80.13       10,016
VMW           VMware, Inc. *                                                    0.62%            108        92.52        9,992
Materials (2.00%):
AKS           AK Steel Holding Corporation *                                    0.13%            285         7.04        2,006
AVY           Avery Dennison Corporation                                        0.25%             50        79.83        3,992
EXP           Eagle Materials Inc.                                              0.25%             41        96.37        3,951
HL            Hecla Mining Company                                              0.12%            373         5.37        2,003
LYB           LyondellBasell Industries N.V. +                                  0.50%             90        88.53        7,968
RIO           Rio Tinto Plc (ADR) +                                             0.50%            196        40.87        8,011
SON           Sonoco Products Company                                           0.25%             77        52.11        4,012
Real Estate (3.64%):
AIV           Apartment Investment and Management Company (4)                   0.25%             89        44.99        4,004
AVB           AvalonBay Communities, Inc. (4)                                   0.63%             54       186.77       10,086

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                           Offering Price   Shares   per Share   the Trust (2)
___________________________________                                           ______________   ______   _________   _____________
COMMON STOCKS (CONT'D.):
Real Estate (cont'd.):
CHSP          Chesapeake Lodging Trust (4)                                      0.12%             85    $   23.52   $    1,999
EQC           Equity Commonwealth (4) *                                         0.25%            125        32.02        4,003
EQR           Equity Residential (4)                                            0.63%            158        63.49       10,031
LHO           LaSalle Hotel Properties (4)                                      0.12%             70        28.62        2,003
PSB           PS Business Parks, Inc. (4)                                       0.13%             17       119.83        2,037
PSA           Public Storage (4)                                                0.63%             45       225.84       10,163
RLJ           RLJ Lodging Trust (4)                                             0.13%             87        23.22        2,020
RHP           Ryman Hospitality Properties, Inc. (4)                            0.13%             33        61.45        2,028
HCN           Welltower Inc. (4)                                                0.62%            137        72.89        9,986
Telecommunication Services (2.00%):
DTEGY         Deutsche Telekom AG (ADR) +                                       0.50%            468        17.10        8,003
NTTYY         Nippon Telegraph and Telephone Corporation (ADR) +                0.50%            182        43.96        8,001
DCM           NTT DOCOMO, Inc. (ADR) +                                          0.50%            341        23.49        8,010
ORAN          Orange (ADR) +                                                    0.50%            529        15.14        8,009
Utilities (6.52%):
ALE           ALLETE, Inc.                                                      0.12%             29        68.95        2,000
AEE           Ameren Corporation                                                0.25%             73        54.71        3,994
ATO           Atmos Energy Corporation                                          0.25%             50        80.24        4,012
AVA           Avista Corporation                                                0.13%             51        39.47        2,013
CNP           CenterPoint Energy, Inc.                                          0.25%            143        28.00        4,004
ED            Consolidated Edison, Inc.                                         0.62%            128        78.01        9,985
DUK           Duke Energy Corporation                                           0.63%            122        82.40       10,053
ENLAY         Enel SpA (ADR) +                                                  0.50%          1,750         4.57        7,998
ES            Eversource Energy                                                 0.62%            169        59.28       10,018
GXP           Great Plains Energy Incorporated                                  0.25%            138        29.17        4,025
IDA           IDACORP, Inc.                                                     0.25%             48        83.10        3,989
NWE           NorthWestern Corporation                                          0.13%             34        59.13        2,010
PCG           PG&E Corporation                                                  0.63%            150        67.07       10,061
PNW           Pinnacle West Capital Corporation                                 0.25%             47        84.78        3,985
POR           Portland General Electric Company                                 0.25%             89        44.91        3,997
SRE           Sempra Energy                                                     0.63%             91       110.65       10,069
SJI           South Jersey Industries, Inc.                                     0.13%             54        37.30        2,014
XEL           Xcel Energy Inc.                                                  0.63%            225        44.58       10,031

                       Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series
                                    FT 6591


   At the Opening of Business on the Initial Date of Deposit-April 11, 2017


                                                                              Percentage       Number   Market      Cost of
Ticker Symbol and                                                             of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)                                              Offering Price   Shares   per Share   the Trust (2)
________________________________                                              ______________   ______   _________   _____________
EXCHANGE-TRADED FUNDS (25.00%):
LMBS          First Trust Low Duration Opportunities ETF (5)                    0.88%            269    $   52.25      $14,055
FPE           First Trust Preferred Securities and Income ETF (5)               0.87%            714        19.64       14,023
FTSL          First Trust Senior Loan Fund (5)                                  1.00%            331        48.50       16,054
HYLS          First Trust Tactical High Yield ETF (5)                           0.88%            287        48.93       14,043
SNLN          Highland/iBoxx Senior Loan ETF                                    1.12%            970        18.59       18,032
SHYG          iShares 0-5 Year High Yield Corporate Bond ETF                    1.00%            336        47.64       16,007
CLY           iShares 10+ Year Credit Bond ETF                                  1.13%            304        59.33       18,036
LQD           iShares iBoxx $ Investment Grade Corporate Bond ETF               1.13%            153       118.00       18,054
TIP           iShares TIPS Bond ETF                                             0.87%            122       114.41       13,958
PFF           iShares U.S. Preferred Stock ETF                                  1.00%            412        38.84       16,002
CORP          PIMCO Investment Grade Corporate Bond Index
              Exchange-Traded Fund                                              1.00%            156       103.10       16,084
PCY           PowerShares Emerging Markets Sovereign Debt Portfolio             1.12%            618        29.17       18,027
PGX           PowerShares Preferred Portfolio                                   1.00%          1,069        14.99       16,024
BKLN          PowerShares Senior Loan Portfolio                                 1.12%            773        23.32       18,026
SRLN          SPDR Blackstone/GSO Senior Loan ETF                               1.13%            380        47.46       18,035
JNK           SPDR Bloomberg Barclays High Yield Bond ETF                       1.00%            435        36.83       16,021
ITR           SPDR Bloomberg Barclays Intermediate Term Corporate
              Bond ETF                                                          0.88%            411        34.14       14,032
MBG           SPDR Bloomberg Barclays Mortgage Backed Bond ETF                  0.88%            534        26.28       14,034
SJNK          SPDR Bloomberg Barclays Short Term High Yield Bond ETF            1.13%            647        27.89       18,045
IPE           SPDR Bloomberg Barclays TIPS ETF                                  1.00%            283        56.68       16,040
HYEM          VanEck Vectors Emerging Markets High Yield Bond ETF               1.12%            733        24.59       18,024
EMLC          VanEck Vectors J.P. Morgan EM Local Currency Bond ETF             1.00%            873        18.37       16,037
VCIT          Vanguard Intermediate-Term Corporate Bond ETF                     1.00%            185        86.45       15,993
VGLT          Vanguard Long-Term Government Bond ETF                            0.87%            187        74.90       14,006
VMBS          Vanguard Mortgage-Backed Securities ETF                           0.87%            267        52.52       14,023
                                                                              _______                               __________
                 Total Investments                                            100.00%                               $1,602,856
                                                                              =======                               ==========
___________

See "Notes to Schedules of Investments" on page 21.


Page 20


                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on April 10, 2017. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are set forth below:

                                                                 Cost of Securities   Profit
                                                                 to Sponsor           (Loss)
                                                                 __________________   ______
60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series    $1,980,273           $(1,524)
75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series     1,604,029            (1,173)

(3) Common Stocks comprise approximately 60.00% of the investments in 60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series and approximately 75.00% of the investments in 75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series, broken down by country as set forth below:

 60/40 Strategic Allocation Portfolio,           75/25 Strategic Allocation Portfolio,
        2nd Quarter 2017 Series                         2nd Quarter 2017 Series
Canada                            1.60%         Canada                            2.00%
Denmark                           0.40%         Denmark                           0.50%
France                            1.60%         France                            2.00%
Germany                           1.60%         Germany                           2.00%
Ireland                           1.20%         Ireland                           1.50%
Italy                             0.40%         Italy                             0.50%
Japan                             2.80%         Japan                             3.50%
The Netherlands                   0.80%         The Netherlands                   1.00%
Switzerland                       1.20%         Switzerland                       1.50%
United Kingdom                    0.40%         United Kingdom                    0.50%
United States                    48.00%         United States                    60.00%

(4) This Security represents the common stock of a real estate investment trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 3.30% of the investments in 60/40 Strategic Allocation
Portfolio, 2nd Quarter 2017 Series and approximately 4.13% of the investments in 75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series.

(5) This Security is advised by First Trust Advisors L.P., an affiliate of the Sponsor.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 6591, consists of two separate portfolios set forth below:

- 60/40 Strategic Allocation Port. 2Q '17 - Term 7/17/18
 (60/40 Strategic Allocation Portfolio, 2nd Quarter 2017
 Series)
- 75/25 Strategic Allocation Port. 2Q '17 - Term 7/17/18
 (75/25 Strategic Allocation Portfolio, 2nd Quarter 2017
 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of Common Stocks and ETFs with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                   Portfolios

Objective.

Each Trust seeks above-average total return. When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks and fixed-income ETFs in one convenient purchase. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The composition of the Trusts on the Initial Date of Deposit is as follows:

                      60/40 Strategic Allocation Portfolio

- Approximately 15.00% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 15.00% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Growth Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Value Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Value Strategy;

- Approximately 12.00% common stocks which comprise the International Strategy; and

- Approximately 40.00% fixed-income Exchange-Traded Funds.

                      75/25 Strategic Allocation Portfolio

- Approximately 18.75% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 18.75% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Growth Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Value Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Value Strategy;

- Approximately 15.00% common stocks which comprise the International Strategy; and

- Approximately 25.00% fixed-income Exchange-Traded Funds.

The Importance of Asset Allocation.

Perhaps the most important investment decision is not the specific investments that are selected, but it's the manner in which the assets are allocated. Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. Studies have shown that the number one factor contributing to a portfolio's performance is asset class selection and not security selection.*

                            Contributing Factors to
                        Portfolio Performance Variation*

Factor                                          Impact
__________________________________________________________
Asset Allocation Policy                         91.5%
Market Timing                                    1.8%
Security Selection                               4.6%
Other                                            2.1%

* Source: Gary P. Brinson, L. Randolph Hood, and Gilbert L. Beebower, July/August 1986; Gary P. Brinson, Brian D. Singer, and Gilbert L. Beebower, May/June 1991. Past performance is no guarantee of future results.

Why Diversify?

Diversification makes your portfolio less dependent on the performance of any single asset class. A study by Ibbotson Associates has shown that over the period 1997-2016 the performance of any given asset class can have drastic changes from year to year, making it nearly impossible, even for the most astute investors, to accurately predict the best combination of asset classes to maximize returns and minimize risk. It is important to keep in mind that diversification does not guarantee a profit or protect against loss.

The Relationship Between Risk and Return of Stocks and Bonds.

Effective asset allocation requires combining assets with low correlations-that is, those that have performed differently over varying market conditions. Investing in assets with low to negative correlation can reduce the overall volatility and risk within your portfolio and may also help to improve portfolio performance.

 Over the 30-year period from 1987-2016 as a portfolio's asset allocation mix shifts from 100% bonds to 100% stocks both the portfolio's average annual total return and standard deviation increase. Standard deviation is a measure of price variability. The higher the standard deviation, the greater the variability (and thus risk) of the investment returns. [Bloomberg]

A Tactical Approach to Security Selection.

When selecting stocks for the Trusts we apply a proprietary rules-based selection process which analyzes stocks to assess valuations based on multiple factors. Our goal is to identify stocks which exhibit the fundamental characteristics that enable them to provide the greatest potential for capital appreciation. Although the Common Stocks contained in the Trusts meet the stated style and capitalization characterization as of four business days prior to the date of this prospectus, market fluctuations after that date may change a particular Common Stock's classification or result in a shift in a Trust's style or capitalization characterization.

The first step in our selection process is to establish a universe of stocks from which the portfolios will be selected. The universe is identified as of four business days prior to the Initial Date of Deposit and divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, regulated investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%) and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 within each growth and value group are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts/ADRs which trade on the over-the-counter market or are listed on a U.S. securities exchange.

We then rank the stocks within each of the seven universes based on two multi-factor models. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

Risk Model

-Debt to equity

-Beta

-Earnings variability (measured by comparing a company's trailing 12-months earnings per share from the previous five years against a straight, or linear, trend line). Companies that have more consistent earnings growth are assigned a higher ranking.

Value & International Model

-Price to book

-Price to cash flow

-Return on assets (for the trailing 12 months)

-3-month price appreciation

Growth Model

-Price to sales

-Price to cash flow

-Change in return on assets

-6-month price appreciation

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the Trusts, subject to a maximum of six stocks from any one of the major market sectors as determined by S&P's Global Industry Classification Standard. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price to cash flow ratio is selected.

For the fixed-income portion of the Trusts we include exchange-traded funds ("ETFs") which invest in fixed-income securities. Incorporating ETFs which invest in a broad range of fixed-income securities results in distinct portfolios with varying risk/reward profiles. ETFs provide investors with several benefits, including diversification, transparency, and tax efficiency, all of which align with the principles upon which our portfolios are based.

What is an ETF?

ETFs offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs combine the characteristics of a mutual fund with the convenience and trading flexibility of stocks. Below is a list of other ETF features.

- Diversification-ETFs hold a basket of securities which helps to mitigate single security risk. It is important to note that diversification does not guarantee a profit or protect against loss.

- Transparency-ETF holdings are available daily so investors know what they own.

- Tax Efficiency-The ETF structure allows for increased tax efficiency.

- Fully Invested-Unlike a traditional mutual fund, ETFs do not need to hold cash in order to satisfy investor redemptions which allows them to better adhere to their investment objective.

ETF Selection.

The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the securities held by the ETF, and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs.

Exchange-Traded Funds. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

Please note that we applied the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Common Stocks, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Common Stock's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Common Stocks in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                                  Risk Factors

Principal Risks.

The following is a discussion of the principal risks of investing in the Trusts.

Price Volatility. The Trusts invest in ETFs and Common Stocks. The value of a Trust's Units will fluctuate with changes in the value of these Securities. The value of a security fluctuates for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience subdued growth. Most developed and developing economies are continuing to struggle against the lingering effects of the financial crisis which began in 2007, grappling in particular with the challenges of taking appropriate fiscal and monetary policy actions. Inflation remains tame worldwide, partly reflecting output gaps, high unemployment and a continued financial deleveraging in major developed economies. The global employment situation remains challenging, as long-lasting effects from the financial crisis continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind many emerging market economies, have declined moderately in recent years, mainly driven by generally weak global demand as global economic growth remains anemic.


The financial crisis began with problems in the U.S. housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted most sectors of the global economy. Recently, falling oil and other commodity prices, subdued growth in China and other emerging markets and uncertain economic forecasts for the United States and a number of developed countries have contributed to significant market volatility worldwide. The United Kingdom vote to leave the European Union ("Brexit") and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on securities issued by European issuers difficult to predict. The election of a Republican president and a Republican-controlled Congress could result in significant changes to governmental policies, regulatory environments and other conditions, which are difficult to predict and could negatively impact certain of the issuers of the Securities held by the Trust. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. To combat the financial crisis, central banks in the United States, Europe and Asia have held interest rates at historically low levels for several years. However, the U.S. Federal Reserve has started to increase interest rates and there is no way to predict how quickly interest rates will rise in the future. In addition, other extraordinary steps have been taken by the governments of several leading economic countries to combat the financial crisis; however, the impact of these measures has been mixed and in certain instances has produced unintended consequences.


Distributions. As stated under "Summary of Essential Information," the Trusts will generally make monthly distributions of income. The Funds held by the Trusts make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the Funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Exchange-Traded Funds. The Trusts invest in shares of ETFs. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective. ETFs are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The Trusts and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, a Trust incurs greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Investment in Other Investment Companies Risk. Because the Trusts hold Funds, Unit holders are subject to the risk that the securities selected by the Funds' investment advisors will underperform the markets, the relevant indices or the securities selected by other funds. Further, Funds may in the future invest in other types of securities which involve risk which may differ from those set forth below. In addition, because the Trusts hold Funds, Unit holders bear both their proportionate share of the expenses of the Trusts and, indirectly the expenses of the Funds. Certain of the Funds held by the Trusts may invest a relatively high percentage of their assets in a limited number of issuers. As a result, these Funds may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly concentrated in certain issuers.

Index Correlation Risk. Index correlation risk is the risk that the performance of an index-based ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some index-based ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Growth Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their higher than average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing a Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their lower than average price/book ratios, are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Investment Style. Although the Common Stocks contained in the Trusts meet the stated style, capitalization, and investment objective of the Trusts as of the date the Securities were selected, market fluctuations after this date may change a particular Common Stocks' classification. Common Stocks will not generally be removed from the Trusts as a result of market fluctuations.

Common Stocks. A percentage of the Trusts consist of Common Stocks and certain of the Funds held by the Trusts invest in common stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.


Floating-Rate Securities. Certain of the Funds held by the Trusts invest in floating-rate securities. A floating-rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in an interest rate benchmark. As a result, the yield on such a security will generally decline in a falling interest rate environment, causing the Trusts to experience a reduction in the income it receives from such securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of this investment and the value of the Units.

High-Yield Securities. Certain of the Funds held by the Trusts invest in securities rated below investment grade by one or more rating agencies (high-yield securities or "junk" bonds). High-yield securities held by Funds represent approximately 14.90% of the underlying assets in the 60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series and approximately 9.31% of the underlying assets in the 75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series. High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.


High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Investment Grade Securities. Certain of the Funds held by the Trusts invest in investment grade securities. The value of these securities will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

REITs. Certain of the Common Stocks held by the Trusts are issued by, and certain of the Funds held by the Trusts invest in, REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Senior Loan Securities ("Senior Loans"). Certain of the Funds held by the
Trusts invest in Senior Loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment in Senior Loans involves risk that the borrowers under Senior Loans may default on their obligations to pay principal or interest when due. Although Senior Loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior Loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Funds investing in Senior Loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior Loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. See "Risk Factors-High-Yield Securities" for a description of the risks involved in investing in below investment grade securities. In addition, the amount of public information available on Senior Loans is generally less extensive than that available for other types of assets.

Foreign Securities. Certain of the Common Stocks held by the Trusts are securities, and certain of the Funds held by the Trusts invest in securities, issued by foreign entities, which makes the Trusts subject to more risks than if they only invested in domestic securities and Funds which invest solely in domestic securities. A foreign security is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Small and/or Mid Capitalization Companies. Certain of the Common Stocks held by the Trusts are issued by, and certain of the funds held by the Trusts invest in, small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Interest Rate Risk. Interest rate risk is the risk that the value of the securities held by the Funds held by the Trusts will fall if interest rates increase. Securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a security's issuer is unable or unwilling to make dividend, interest or principal payments when due and the related risk that the value of a security may decline because of concerns about the issuer's ability or willingness to make such payments.

Call Risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher than market interest rate or if the issuer no longer needs the money for its original purpose. A bond's call price could be less than the price the Fund paid for the bond and could be below the bond's par value. This means a Fund could receive less than the amount paid for the bond and may not be able to reinvest the proceeds in securities with as high a yield as the called bond. A Fund may contain bonds that have "make whole" call options that generally cause the bonds to be redeemable at any time at a designated price. Such bonds are generally more likely to be subject to early redemption and may result in the reduction of income received by the Fund.

Extension Risk. If interest rates rise, certain obligations may be paid off by the obligor at a slower rate than expected, which will cause the value of such obligations to fall.

Leverage Risk. Certain of the Funds held by the Trusts may employ the use of leverage in their portfolios. Leverage may be structural leverage, through borrowings or the issuance of preferred stock, or effective leverage, which results from a Fund's investment in derivative instruments that are inherently leveraged. While leverage often serves to increase the yield of a Fund, this leverage also subjects the Fund to increased risks, including the likelihood of increased volatility and the possibility that the Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Market Risk. Market risk is the risk that the value of the Securities held by a Trust will fluctuate. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a Securities' issuer, perceptions of the issuer, ratings on a bond, or political or economic events affecting the issuer. Because the Trusts are not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments.

Prepayment Risk. Many types of debt instruments are subject to prepayment risk, which is the risk that the issuer will repay principal prior to the maturity date. Debt instruments allowing prepayment may offer less potential for gains during a period of declining interest rates.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the Trusts' investments. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group Inc., or the industries represented by these issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Trusts' investments.


Additional Risks.

The following is a discussion of additional risks of investing in the Trusts.


Business Development Companies ("BDCs"). Certain of the Funds held by the Trusts invest in BDCs. BDCs invest in and lend to private middle-market businesses. BDCs are publicly-traded mezzanine/private equity funds that are subject to regulatory oversight by the SEC. BDCs are unique in that at least 70% of their investments must be made to private U.S. businesses that do not have marginable securities and they are required to provide managerial assistance to portfolio companies. An investment in BDCs is subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding the funds or their underlying investments change. BDCs are not redeemable at the option of the shareholder and they may trade in the market at a discount to their net asset value.

Convertible Securities. Certain of the Funds held by the Trusts invest in convertible securities. Convertible securities are bonds, preferred stocks, and other securities that pay interest or dividends and are convertible into common stocks. As such, convertible securities have some characteristics of both bonds and common stocks. Like a bond (or some preferred stocks), a convertible security typically pays a fixed rate of interest (or dividends) and promises to repay principal at a given date in the future. However, an investor can exchange the convertible security for a specific number of shares of the issuing company's common stock at a "conversion price" specified at the time the convertible security is issued. Companies that issue convertible securities often do not have high credit ratings. In addition, the credit rating of a company's convertible securities is typically lower than the rating of the company's conventional debt securities, because convertibles are normally considered junior or subordinate securities. Convertible securities are predominantly high-yield securities. Convertible securities are typically issued at prices which represent a premium to their conversion value. Accordingly, the value of the convertible security increases (or decreases) as the price of the underlying common stock increases (or decreases). Convertible securities typically pay income yields that are higher than the dividend yields of the issuer's common stock, but lower than the yields of the issuer's debt securities.

In general, a convertible security performs more like a stock when the underlying common stock's price is closer to the conversion price of the convertible security (because it is assumed that it will be converted into the stock) and more like a bond when the underlying common stock's price is significantly lower than the convertible security's conversion price (because it is assumed that it will not be converted). For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than common stocks. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

While all markets are prone to change over time, the generally high rate at which convertible securities are retired (through conversion or redemption) and replaced with newly issued convertible securities causes the convertible securities market to change more rapidly than other markets. Due to the smaller, less liquid market for convertible securities, the bid-offer spread on such securities is generally greater than it is for investment grade bonds, and the purchase or sale of such securities may take longer to complete. Moreover, convertible securities with innovative structures, such as mandatory conversion securities and equity-linked securities, have increased the sensitivity of this market to the volatility of the equity markets and to the special risks of those innovations. No one can guarantee that a liquid trading market will exist for any convertible security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

Derivative Instruments. Certain of the Funds held by the Trusts invest in derivative instruments, the performance of which is derived from the performance of a reference security, index, currency, or interest rate. Derivative instruments, including options, swaps, caps, floors, collars, futures and forwards, can be used to hedge a Fund's investment in other securities or for investment purposes. The use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of the derivatives. The ability to successfully use derivatives depends on a Fund investment advisor's ability to predict pertinent market movements, which cannot be assured, and may result in losses greater than if they had not been used. Derivatives are also subject to counterparty risk. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of the Funds held by the Trusts may decline. The derivatives markets are a focus of recent legislation. The extent and impact of such regulation is not yet known. Recent legislation may make derivatives more costly, may limit the availability of derivatives and may affect the value or performance of derivatives.

Emerging Markets. Certain of the Funds held by the Trusts invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Limited Duration Bonds. Certain of the Funds held by the Trusts invest in limited duration bonds. Limited duration bonds are subject to interest rate risk, which is the risk that the value of a security will fall if interest rates increase. While limited duration bonds are generally subject to less interest rate sensitivity than longer duration bonds, there can be no assurance that interest rates will not rise during the life of the Trusts.

Money Market Securities. Certain of the Funds held by the Trusts invest in money market, or similar securities, as a defensive measure when the Fund's investment advisor anticipates unusual market or other conditions. If market conditions improve while a Fund has temporarily invested some or all of its assets in high quality money market securities, the potential gain from the market upswing may be reduced, thus limiting the Fund's opportunity to achieve its investment objective.

Mortgage-Backed Securities. Certain of the Funds held by the Trusts invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this.

Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Funds', and therefore the Trusts', returns because the Funds may have to reinvest that money at lower prevailing interest rates.

Municipal Bonds. Certain of the Funds held by the Trusts invest in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a Fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a Fund and would therefore impact the price of both the Securities and the Units.

Acts of terrorism and any resulting damage may not be covered by insurance on the bonds. Issuers of the bonds may therefore be at risk of default due to losses sustained as a result of terrorist activities.

Certain of the Funds held by the Trusts may invest in insured municipal bonds. Insurance guarantees the timely payment, when due, of all principal and interest on the insured securities. Such insurance is effective so long as the insured security is outstanding and the insurer remains in business. Insurance relates only to the particular security and not to the Units offered hereby or to their market value. There can be no assurance that any insurer listed will be able to satisfy its commitments in the event claims are made in the future. Certain significant providers of insurance for municipal securities have recently incurred significant losses as a result of exposure to sub-prime mortgages and other lower credit quality investments that have experienced recent defaults or otherwise suffered extreme credit deterioration. As a result, such losses have reduced the insurers' capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the rating of the underlying municipal security will be more relevant and the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security would decline and may not add any value.

Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.


Preferred Securities. Certain of the Funds held by the Trusts invest in preferred stocks. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

Short Sales Risk. A Fund may engage in "short sale" transactions. A Fund will lose value if the security or instrument that is the subject of a short sale increases in value. A Fund also may enter into a short derivative position through a futures contract. If the price of the security or derivative that is the subject of a short sale increases, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to a third party in connection with the short sale. Therefore, short sales involve the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment. Also, there is the risk that the third party to the short sale may fail to honor its contract terms, causing a loss to the Fund.


Subprime Residential Mortgage Loans. Certain of the Funds held by the Trusts invest in subprime residential mortgage loans. "Subprime" mortgage loans refer to mortgage loans that have been originated using underwriting standards that are less restrictive than the underwriting requirements used as standards for other first and junior lien mortgage loan purchase programs, such as the programs of Fannie Mae and Freddie Mac. These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories (including outstanding judgments or prior bankruptcies), mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgaged property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified.

Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

Treasury Inflation-Protected Securities ("TIPS"). Certain of the Funds held by the Trusts invest in TIPS. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

U.S. Treasury Obligations. Certain of the Funds held by the Trusts invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.


                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2017 through September 20, 2017. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                              Your maximum         Dealer
If you invest                 sales charge       concession
(in thousands):*                will be:          will be:
____________________________________________________________
$50 but less than $100            2.70%             2.00%
$100 but less than $250           2.45%             1.75%
$250 but less than $500           2.20%             1.50%
$500 but less than $1,000         1.95%             1.25%
$1,000 or more                    1.40%             0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases not eligible for the Rollover, redemption or termination proceeds discount set forth below made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described in this section on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                             Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                 Additional
(in millions)                               Concession
______________________________________________________
$25 but less than $100                      0.050%
$100 but less than $150                     0.075%
$150 but less than $250                     0.100%
$250 but less than $500                     0.115%
$500 but less than $750                     0.125%
$750 but less than $1,000                   0.130%
$1,000 but less than $1,500                 0.135%
$1,500 but less than $2,000                 0.140%
$2,000 but less than $3,000                 0.150%
$3,000 but less than $4,000                 0.160%
$4,000 but less than $5,000                 0.170%
$5,000 or more                              0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Funds. The Bank of New York Mellon may act as custodian, fund accountant and/or transfer agent for the underlying Funds and may receive compensation for such services.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Account of a Trust, the Trustee has the power to sell Securities from such Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                   Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trusts are generally taxed at the same rates that apply to net capital gain, as discussed below, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income rates. Each Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations may be reported by a Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

The information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% "Medicare tax" may also apply to gain from the sale or redemption of Units of a Trust, subject to the income thresholds as described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding them for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trusts will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Also, certain individuals may also be subject to a phase-out of the deductibility of itemized deductions based upon their income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if a Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trusts (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from a Trust will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met. Distributions from a Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes, when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2018.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of a Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                                Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units of a Trust, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Account Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                        Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of such Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

               Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $355 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2016, the total partners' capital of First Trust Portfolios L.P. was $44,799,050.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 47


                                First Trust(R)

            60/40 Strategic Allocation Port. 2Q '17 - Term 7/17/18 75/25 Strategic Allocation Port. 2Q '17 - Term 7/17/18
                                    FT 6591

                                    Sponsor:

                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon
                               101 Barclay Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.


                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

 THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                     STATE WHERE A SALE WOULD BE ILLEGAL.


                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

             -  Securities Act of 1933 (file no. 333-216257) and

             -  Investment Company Act of 1940 (file no. 811-05903)

Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

Information about the Trusts is available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.

                    To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov


                                 April 11, 2017


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 48


                                First Trust(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 6591 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated April 11, 2017. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Risk Factors
   Securities                                                   1
   Common Stocks                                                1
   Preferred Stocks                                             2
   Trust Preferred Securities                                   2
   REITs                                                        3
   ETFs                                                         4
   Closed-End Funds                                             5
   Business Development Companies                               5
   Convertible Securities                                       6
   Fixed-Income Securities                                      8
   High-Yield Securities                                        9
   Senior Loans                                                10
   Subprime Residential Mortgage Loans                         10
   TIPs                                                        11
   Foreign Issuers                                             11
   Emerging Markets                                            12
   Small and/or Mid Capitalization Companies                   12
Litigation
   Tobacco Industry                                            13
Common Stocks                                                  14
   Large-Cap Growth Strategy Stocks                            14
   Large-Cap Value Strategy Stocks                             16
   Mid-Cap Growth Strategy Stocks                              17
   Mid-Cap Value Strategy Stocks                               19
   Small-Cap Growth Strategy Stocks                            21
   Small-Cap Value Strategy Stocks                             22
   International Strategy Stocks                               24

Risk Factors

Securities. The Securities in the Trust may represent common stock ("Common Stocks"), preferred stock ("Preferred Stocks"), trust preferred securities ("Trust Preferred Securities"), real estate investment trusts ("REITs"), exchange-traded funds ("ETFs"), closed-end funds ("Closed-End Funds") and/or business development companies. As such, an investment in Units of the Trust should be made with an understanding of the risks of investing in such Securities.

Common Stocks. An investment in common stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the common stocks or the general condition of the relevant stock market may worsen, and the value of the common stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Preferred Stocks. An investment in preferred stocks should be made with an understanding of the risks which such an investment entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Trust Preferred Securities. An investment in trust preferred securities should be made with an understanding of the risks which such an investment entails. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

REITs. An investment in REITs should be made with an understanding of the risks which such an investment entails. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of REITs and their ability to pay dividends may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

Issuers of REITs generally maintain comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

ETFs. An investment in ETFs should be made with an understanding of the risks which such an investment entails. ETFs are investment pools that hold other securities. ETFs are either passively-managed index funds that seek to replicate the performance or composition of a recognized securities index or actively-managed funds that seek to achieve a stated investment objective.
ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indexes, growth and value styles, market cap segments, sectors and industries, specific countries or regions of the world or physical commodities. The securities comprising ETFs may be common stocks, fixed-income securities or physical commodities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of index-based ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Closed-End Funds. An investment in closed-end funds should be made with an understanding of the risks which such an investment entails. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Business Development Companies. An investment in business development companies should be made with an understanding of the risks which such an investment entails. Business development companies' portfolios are managed and their shares are generally listed on a securities exchange. Business development companies are closed-end funds which have elected to be treated as business development companies. The net asset value of business development company shares will fluctuate with changes in the value of the underlying securities which the business development company fund owns. In addition, for various reasons business development company shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Business development companies' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those business development company shares which were purchased by the Trust at a premium. In the unlikely event that a business development company converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a Trust since shares of open-end funds trade at net asset value. Certain business development companies may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

A Trust is prohibited from subscribing to a rights offering for shares of any of the business development companies in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business development companies may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

Convertible Securities. The following section applies to individual Trusts which contain Securities which invest in convertible securities. Convertible securities include convertible subordinated debentures and corporate bonds ("Convertible Bonds") and cumulative convertible preferred stocks ("Convertible Preferred Stocks"). Convertible securities contain a conversion privilege which, under specified circumstances, offers the holder the right to exchange such security for common stock of the issuing corporation. Convertible Bonds obligate the issuing company to pay a stated annual rate of interest (or a stated dividend in the case of Convertible Preferred Stocks) and to return the principal amount after a specified period of time. The income offered by convertible securities is generally higher than the dividends received from the underlying common stock, but lower than similar quality non-convertible debt securities. Convertible securities are usually priced at a premium to their conversion value, i.e., the value of the common stock received if the holder were to exchange the convertible security.

The holder of the convertible security may choose at any time to exchange the convertible security for a specified number of shares of the common stock of the corporation, or occasionally a subsidiary company, at a specified price, as defined by the corporation when the security is issued. Accordingly, the value of the convertible obligation may generally be expected to increase (decrease) as the price of the associated common stock increases (decreases). Also, the market value of convertible securities tends to be influenced by the level of interest rates and tends to decline as interest rates increase and, conversely, to increase as interest rates decline. Convertible securities rank senior to common stocks in an issuer's capital structure, but are junior to non-convertible debt securities. As convertible securities are considered junior to any non-convertible debt securities issued by the corporation, convertible securities are typically rated by established credit ratings agencies at one level below the rating on such corporation's non-convertible debt.

Convertible securities are hybrid securities, combining the investment characteristics of both bonds and common stock. Like a bond (or preferred stock), a convertible security pays interest at a fixed rate (dividend), but may be converted into common stock at a specified price or conversion rate.

When the conversion price of the convertible security is significantly above the price of the issuer's common stock, a convertible security takes on the risk characteristics of a bond. At such times, the price of a convertible security will vary inversely with changes in the level of interest rates. In other words, when interest rates rise, prices of convertible securities will generally fall; conversely, when interest rates fall, prices of convertible securities will generally rise. This interest rate risk is in part offset by the income paid by the convertible securities.

In contrast, when the conversion price of a convertible security and the common stock price are close to one another, a convertible security will behave like a common stock. In such cases, the prices of convertible securities may exhibit the short-term price volatility characteristic of common stocks.

For these reasons Unit holders must be willing to accept the market risks of both bonds and common stocks. However, because convertible securities have characteristics of both common stocks and bonds, they tend to be less sensitive to interest rate changes than bonds of comparable maturity and quality, and less sensitive to stock market changes than fully invested common stock portfolios. Because of these factors and the hybrid nature of convertible securities, Unit holders should recognize that convertible securities are likely to perform quite differently than broadly-based measures of the stock and bond markets.

The market for convertible securities includes a larger proportion of small- to medium-size companies than the broad stock market (as measured by such indices as the Standard & Poor's 500 Composite Stock Price Index). Companies which issue convertible securities are often lower in credit quality, typically rated below "Investment Grade." Moreover, the credit rating of a company's convertible issuance is generally lower than the rating of the company's conventional debt issues since the convertible security is normally a "junior" security. Securities with such ratings are considered speculative, and thus pose a greater risk of default than investment grade securities.

High-risk securities may be thinly traded, which can adversely affect the prices at which such securities can be sold and can result in high transaction costs. Judgment plays a greater role in valuing high risk securities than securities for which more extensive quotations and last sale information are available. Adverse publicity and changing investor perceptions may affect the ability of outside price services to value securities.

During an economic downturn or a prolonged period of rising interest rates, the ability of issuers of debt to serve their payment obligations, meet projected goals, or obtain additional financing may be impaired.

Convertible securities are subject to the risk that the financial condition of the issuers of the convertible securities or the general condition of the stock market or bond market may worsen and the value of the convertible securities and therefore the value of the Units may decline. Convertible securities may be susceptible to general stock market movements and to increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Convertible
Preferred Stocks are also subject to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the corporate investors who can take advantage of the deduction. Such reductions also might adversely affect the value of preferred stocks in general. Holders of preferred stocks have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, senior preferred stocks of, such issuers. Convertible Preferred Stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income (since dividends on a preferred stock must be declared by the issuer's Board of Directors) or provide the same degree of protection of capital as do debt securities. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. The issuance of additional debt securities or senior preferred stock will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Convertible Preferred Stocks in the Funds may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit. Holders of Convertible Preferred Stocks incur more risk than holders of debt obligations because preferred stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of or holders of debt obligations issued by the issuer.

Convertible Bonds are typically subordinated debentures and, therefore, the claims of senior creditors must be settled in full before any payment will be made to holders of Convertible Bonds in the event of insolvency or bankruptcy. Senior creditors typically include all other long-term debt issuers and bank loans. Convertible Bonds do, however, have a priority over common and preferred stock. Investors in Convertible Bonds pay for the conversion privilege by accepting a significantly lower yield-to-maturity than that concurrently offered by non-convertible bonds of equivalent quality.

Whether or not the convertible securities are listed on a national securities exchange, the principal trading market for the convertible securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the convertible securities may depend on whether dealers will make a market in the convertible securities. There can be no assurance that a market will be made for any of the convertible securities, that any market for the convertible securities will be maintained or of the liquidity of the convertible securities in any markets made.

Issues of Convertible Bonds and Convertible Preferred Stocks generally provide that the convertible security may be liquidated, either by a partial scheduled redemption pursuant to a sinking fund or by a refunding redemption pursuant to which, at the option of the issuer, all or part of the issue can be retired from any available funds, at prices which may or may not include a premium over the involuntary liquidation preference, which generally is the same as the par or stated value of the convertible security. In general, optional redemption provisions are more likely to be exercised when the convertible security is valued at a premium over par or stated value than when they are valued at a discount from par or stated value. Generally, the value of the convertible security will be at a premium over par when market interest rates fall below the coupon rate.

Fixed-Income Securities. The following section applies to individual Trusts which contain Securities which invest in fixed-income securities. Fixed-income securities, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of the underlying Trust portfolio being reduced.

Fixed-income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Fixed-income securities may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Fixed-income securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased at a price higher than the price at which they are redeemed, this will represent a loss of capital.

Certain fixed-income securities may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

High-Yield Securities. The following section applies to individual Trusts which contain Securities which invest in high-yield securities. An investment in high-yield securities should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign securities or "junk" bonds may entail, including increased credit risks and the risk that the value of high-yield securities will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate securities generally. High-yield securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a fixed-income security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

Should the issuer of any security default in the payment of principal or interest, the Securities in the Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the Securities in the Trust in payment under the defaulted security may not be reflected in the value of the Securities until actually received by the Securities and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust.

Senior Loans. The following section applies to individual Trusts which contain Securities which invest in Senior Loans issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by Securities in Senior Loans involves risk that the borrowers under Senior Loans may default on their obligations to pay principal or interest when due. Although Senior Loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior Loans are typically structured as floating-rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on Securities investing in Senior Loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior Loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on Senior Loans is generally less extensive than that available for other types of assets.

Subprime Residential Mortgage Loans. The following section applies to individual Trusts which contain Securities which invest in subprime residential mortgage loans. An investment in subprime residential mortgage loans should be made with an understanding of the risks which such an investment entails, including increased credit risks and the risk that the value of subprime residential mortgage loans will decline, and may decline precipitously, with increases in interest rates. In a high interest rate environment, the value of subprime residential mortgage loans may be adversely affected when payments on the mortgages do not occur as anticipated, resulting in the extension of the mortgage's effective maturity and the related increase in interest rate sensitivity of a longer-term investment. The value of subprime mortgage loans may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. Due to current economic conditions, including fluctuating interest rates and declining home values, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, risks of investing in Securities which hold subprime mortgage loans are similar to those which affect high-yield securities or "junk" bonds, which include less liquidity, greater volatility and an increased risk of default as compared to higher rated securities.

TIPS. The following section applies to individual Trusts which contain Securities which invest in TIPs. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain Securities issued by, or invest in securities from certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.


Litigation

Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Common Stocks

The following information describes the Common Stocks selected through the application of each of the Strategies which comprise a portion of the Trusts as described in the prospectus.

                        Large-Cap Growth Strategy Stocks


Altria Group, Inc., headquartered in Richmond, Virginia, is a holding company. Through its subsidiaries, the company manufactures, markets and distributes a variety of branded cigarettes, cigars and smokeless tobacco products, as well as wine.

AmerisourceBergen Corporation, headquartered in Chesterbrook, Pennsylvania, is a wholesale distributor of pharmaceuticals and related health care services to a variety of health care providers.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other health care providers. The company also makes, leases and sells point-of-use pharmacy systems, provides pharmacy management services and franchises apothecary-style pharmacies.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and select private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located internationally.

Dr Pepper Snapple Group, Inc., headquartered in Plano, Texas, operates as a brand owner, manufacturer and distributor of non-alcoholic beverages in the United States, Canada and Mexico. The company's products include carbonated and non-carbonated soft drinks, teas, juices and mixers.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Facebook, Inc. (Class A), headquartered in Menlo Park, California, is an information technology company. The company designs and operates various social media products that enable people to connect and share data through mobile devices and other platforms.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

HCA Holdings, Inc., headquartered in Nashville, Tennessee, offers health care services in the United States and England. The company owns, manages, or operates hospitals, freestanding surgery centers, diagnostic and imaging centers, radiation and oncology therapy centers, rehabilitation and physical therapy centers, and various other facilities.

The Home Depot, Inc., headquartered in Atlanta, Georgia, is a home improvement retailer. The company operates do-it-yourself warehouse stores in the United States, Canada and Mexico that sell a wide assortment of building material, home improvement, and lawn and garden products.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

The Kroger Co., headquartered in Cincinnati, Ohio, operates in the retail food and convenience store business throughout the United States. The company also manufactures and processes food for sale by its supermarkets.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

Northrop Grumman Corporation, headquartered in Falls Church, Virginia, is a security company providing advanced technology in aerospace systems, electronic systems and information systems. The company's products include but are not limited to aircraft, laser systems, microelectronics, satellite communications, as well as various military defense systems supporting national intelligence.

Public Storage, headquartered in Glendale, California, is a real estate investment trust specializing in mini warehouses and self-service storage facilities. The company also has properties used in other industrial and commercial operations.

Raytheon Company, headquartered in Waltham, Massachusetts, is a defense technology company. Together with its subsidiaries, the company develops integrated defense systems that include air and missile defense, cybersecurity, sea power capability, and global intelligence solutions.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a semiconductor manufacturer. The company is focused on radio frequency and complete semiconductor system solutions for mobile communications applications.

Southwest Airlines Co., headquartered in Dallas, Texas, is an air transportation company. The company provides single class air transportation that mainly serves short-haul city pairs, targeting the business commuter and leisure traveler.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, is an off-price apparel and home fashions retailer. The company operates "T.J. Maxx," "Marshalls," "HomeGoods" and "T.K. Maxx" stores in the United States and internationally.

Ulta Beauty, Inc., headquartered in Bolingbrook, Illinois, is a beauty retailer. The company offers cosmetics, fragrance, skin, haircare products and salon services.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is a diversified health and well-being company that provides services in the United States and internationally. The company provides benefit plans and services for employers of all sizes and for individuals, pharmacy services and programs, claims processing and patient support programs.

VMware, Inc., headquartered in Palo Alto, California, provides virtualization infrastructure software solutions and related support and services in the United States and internationally.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts, and consumer products. The company also operates broadcast and cable television networks, radio networks and publishing operations.

Waste Management, Inc., headquartered in Houston, Texas, is an international waste management company providing disposal services, collection and transfer services, recycling and resource recovery services and hazardous waste management. The company serves commercial, residential, municipal and industrial clients throughout the United States and globally.

                        Large-Cap Value Strategy Stocks


Anthem, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid and senior markets.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

AvalonBay Communities, Inc., headquartered in Arlington, Virginia, is a self-managed real estate investment trust that owns, develops and operates multi-family communities. The company's properties are located in the Northeast, Mid-Atlantic, New York/New Jersey metro area, Pacific Northwest, and California.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, technologies and services used in the health care field. The company's products are used in the treatment of immune disorders, hemophilia, kidney disease and other chronic or acute conditions.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors. The company sells property and casualty insurance and other insurance products. The company also operates a freight rail transportation business and a group of utility and energy generation and distribution businesses.

CME Group Inc., headquartered in Chicago, Illinois, offers market participants the opportunity to trade futures contracts and options on futures contracts, primarily in four product areas, including interest rates, stock indexes, foreign exchange and commodities.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides business and consulting process services and information technology. The company also offers full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Comcast Corporation (Class A), headquartered in Philadelphia, Pennsylvania, together with its subsidiaries, provides consumer entertainment, information, and communication products and services to its residential and commercial customers in the United States.

Consolidated Edison, Inc., headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Corning Incorporated, headquartered in Corning, New York, together with its subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

CVS Health Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, operates a chain of discount retail stores located primarily in the southern, southwestern, midwestern and eastern United States. The company offers a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, is an energy company. Together with its subsidiaries, the company provides electric service, operates interstate natural gas pipelines, and markets electricity, natural gas and natural gas liquids.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Equity Residential, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in the acquisition, disposition, ownership, management and operation of multifamily properties.

Eversource Energy, headquartered in Springfield, Massachusetts, is a public utility company. Through its subsidiaries, the company is engaged in the generation, purchase and delivery of electricity and/or distribution of natural gas to residential, commercial and industrial customers in Massachusetts, Connecticut and New Hampshire.

Express Scripts Holding Company, headquartered in St. Louis, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and health care management services. The company provides services to managed care organizations, employers, union-sponsored benefit plans and insurance carriers.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, is a flooring manufacturer. The company develops carpet, ceramic tile, laminate, wood, stone and vinyl flooring products for residential and commercial use.

Molson Coors Brewing Company, headquartered in Denver, Colorado, produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

PG&E Corporation, headquartered in San Francisco, California, through its subsidiary, transmits, delivers and sells electricity and natural gas primarily in northern and central California.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas & Electric Company and Southern California Gas Company. The company, together with its subsidiaries, provides electric and gas service to San Diego and southern Orange Counties.

Stanley Black & Decker, Inc., headquartered in New Britain, Connecticut, manufactures tools and engineered security solutions worldwide.

The Travelers Companies, Inc., headquartered in New York, New York, through its subsidiaries, provides various commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals, primarily in the United States.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

Welltower Inc., headquartered in Toledo, Ohio, is a self-managed real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities.

Xcel Energy Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas. The company generates electricity using coal, nuclear, natural gas, hydro, solar, oil and refuse, biomass and wind energy sources.


                        Mid-Cap Growth Strategy Stocks


Apartment Investment and Management Company, headquartered in Denver, Colorado, is a self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties.

Avery Dennison Corporation, headquartered in Glendale, California, manufactures pressure-sensitive materials and specialty adhesives for labels, product identification and control systems, as well as office products and accessories.

Best Buy Co., Inc., headquartered in Richfield, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as a public utility holding and an energy delivery company in the United States. The company offers electric transmission and distribution services to retail electric providers, municipalities, electric cooperatives and other distribution companies.

Church & Dwight Co., Inc., headquartered in Ewing, New Jersey, manufactures and sells sodium bicarbonate-based products which the company markets under the "Arm and Hammer" trademark. The company's products include household, personal care and specialty products offered worldwide.

Cirrus Logic, Inc., headquartered in Austin, Texas, manufactures integrated circuits for the personal computer, consumer and industrial markets. The company offers products and technologies for multimedia, wireless and wireline communications, magnetic hard disk and CD-ROM storage, and data acquisition applications.

Cracker Barrel Old Country Store, Inc., headquartered in Lebanon, Tennessee, is engaged in the operation of the "Cracker Barrel Old Country Store" chain of restaurants throughout the United States. The restaurants offer a variety of breakfast, lunch and dinner options, along with a general store for the purchase of retail items.

Darden Restaurants, Inc., headquartered in Orlando, Florida, is a full service restaurant organization operating restaurants under the brand names "The Olive Garden," "Bahama Breeze," "LongHorn Steakhouse" and "The Capital Grille," among others.

Eagle Materials Inc., headquartered in Dallas, Texas, a holding company, produces various basic construction products used in residential, industrial, commercial and infrastructure applications in the United States. The company's operations include the mining of limestone and the production of cement, the mining of gypsum and the manufacture of gypsum wallboard, and the production of crushed stone, sand and gravel.

Erie Indemnity Company, headquartered in Erie, Pennsylvania, provides sales, underwriting and policy issuance services to the policyholders of Erie Insurance Exchange in the United States.

Flowers Foods, Inc., headquartered in Thomasville, Georgia, is one of the largest producers and marketers of frozen and non-frozen bakery and dessert products in the United States.

Foot Locker, Inc., headquartered in New York, New York, is a global retail athletic footwear and apparel company. The company markets its products primarily in mall-based stores and in high-traffic urban retail areas.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of health care products and services, including practice management software, to office-based health care practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Huntington Ingalls Industries, Inc., headquartered in Newport News, Virginia, designs, builds, overhauls and repairs nuclear and non-nuclear ships primarily for the U.S. Navy and Coast Guard. The company also offers after-market services for military ships worldwide.

J.B. Hunt Transport Services, Inc., headquartered in Lowell, Arkansas, provides a variety of motor transport and logistics services throughout the United States, Canada and Mexico. The company transports a variety of products, including automotive parts, department store merchandise, food and beverages, paper and wood products, plastics and chemicals.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

MarketAxess Holdings Inc., headquartered in New York, New York, through its subsidiaries, enables electronic trading of corporate bonds and other types of fixed-income securities. The company's multi-dealer trading platform allows clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice.

Masimo Corporation, headquartered in Irvine, California, designs, develops and licenses noninvasive medical signal processing and sensor technologies worldwide.

MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the United States.

National Beverage Corp., headquartered in Fort Lauderdale, Florida, through its subsidiaries, manufactures and produces a variety of beverage products primarily in the United States. The company gears its products toward health-conscious consumers with offerings like sparkling water, energy drinks and juices, and also sells various soft drinks.

NVR, Inc., headquartered in Reston, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes; and mortgage banking.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

Rockwell Collins, Inc., headquartered in Cedar Rapids, Iowa, provides aviation electronics for commercial and military customers worldwide. The company's products include airborne and mobile communications products that enable the transmission of information, such as satellite communications. The company also produces radio navigation systems, global positioning systems, and safety and surveillance systems.

Rollins, Inc., headquartered in Atlanta, Georgia, provides pest and termite control services to residential and commercial customers through the wholly-owned Orkin Exterminating Company, Inc.

Sonoco Products Company, headquartered in Hartsville, South Carolina, manufactures high-value tubes, cores, and cones, and provides packaging materials and services used by a variety of industries in their winding and converting processes.

Spectrum Brands Holdings, Inc., headquartered in Middleton, Wisconsin, manufactures batteries, pet food and lawn care products. The company produces alkaline, rechargeable and hearing-aid batteries, pet foods, insecticides and herbicides.

The Toro Company, headquartered in Bloomington, Minnesota, designs, manufactures and markets professional turf maintenance equipment, irrigation systems, landscaping equipment, agricultural irrigation systems and residential yard products.

WellCare Health Plans, Inc., headquartered in Tampa, Florida, provides managed care services to government-sponsored health care programs throughout the United States. The company's activities primarily include claims processing and medical management.

Williams-Sonoma, Inc., headquartered in San Francisco, California, operates retail stores, mainly under the names "Williams-Sonoma," "Pottery Barn" and "Hold Everything," and mail order catalogs, which offer cooking and serving equipment, casual home furnishings, accessories and housewares, and household storage products.


                         Mid-Cap Value Strategy Stocks


Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company. The company's primary subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

Annaly Capital Management, Inc., headquartered in New York, New York, is an externally managed real estate investment trust. The company owns and manages a portfolio of real estate related investments, including mortgage-backed securities and other securities representing interests in or obligations backed by pools of mortgage loans.

Arrow Electronics, Inc., headquartered in Centennial, Colorado, is a technology company. The company provides electronic components and enterprise computing solutions to industrial and commercial customers through a global distribution network.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in the Midwest and Southeast. The company also owns natural gas storage and pipeline assets.

Centene Corporation, headquartered in St. Louis, Missouri, provides managed care programs and services to individuals receiving benefits under Medicaid and Medicaid-related programs. The company provides services in several states.

Columbia Sportswear Company, headquartered in Portland, Oregon, is one of the largest outerwear manufacturers in the world and leading seller of skiwear in the United States.

D.R. Horton, Inc., headquartered in Fort Worth, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in more than 25 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Dolby Laboratories, Inc., headquartered in San Francisco, California, engages in the development and delivery of products and technologies for the entertainment industry worldwide.

EchoStar Corporation (Class A), headquartered in Englewood, Colorado, is a manufacturer of broadcast satellite antennas and receivers. The company also offers commercial satellite services.

Equity Commonwealth, headquartered in Chicago, Illinois, is a self-managed real estate investment trust that owns and leases commercial office buildings and senior housing properties throughout the United States.

First American Financial Corporation, headquartered in Santa Ana, California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

FNF Group, headquartered in Jacksonville, Florida, together with its subsidiaries, provides title insurance, technology, and transaction services to the real estate and mortgage industries in the United States.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology. Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive electricity generation for the wholesale market and is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. The company provides its services in Idaho, Nevada and Oregon.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

Kansas City Southern, headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network. The company provides freight delivery services in the United States, Canada and Mexico.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

ManpowerGroup Inc., headquartered in Milwaukee, Wisconsin, provides employment services in the United States, France, Europe, the Middle East, Africa, Italy, Australia, Japan, Mexico, Argentina, Canada and Asia.

MEDNAX, Inc., headquartered in Sunrise, Florida, is a provider of physician management services for hospital-based maternal-fetal, neonatal, pediatric intensive care and pediatric cardiology specialties.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

Owens Corning, headquartered in Toledo, Ohio, provides insulation, roofing, siding, basement and acoustic systems for building and remodeling, composites solutions and asphalt.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to nearly all of Arizona. The company is engaged in the generation and distribution of electricity from coal, nuclear, oil, gas and solar resources.

Portland General Electric Company, headquartered in Portland, Oregon, is an electric utility that generates, purchases, transmits, distributes and sells electricity in Oregon. The company also sells energy to wholesale customers throughout the western United States.

PVH Corp., headquartered in New York, New York, is a vertically integrated manufacturer, marketer and retailer of men's, women's and children's apparel and footwear. The company's branded portfolio includes "Calvin Klein," "Tommy Hilfiger," "Olga," "IZOD" and "Speedo."

Quanta Services, Inc., headquartered in Houston, Texas, is a provider of specialized contracting services, offering infrastructure solutions to the gas, oil and electric power industries. The company operates across North America and internationally.

Seaboard Corporation, headquartered in Merriam, Kansas, operates as an agribusiness and transportation company that primarily engages in the production and processing of pork. The company also mills flour and feed, farms produce, produces sugar, merchandises commodities, and generates electric power overseas.

Skechers U.S.A., Inc., headquartered in Manhattan Beach, California, designs and markets contemporary footwear for men, women and children. The company sells its products through department stores, specialty retailers and through its own retail stores.

Universal Health Services, Inc. (Class B), headquartered in King of Prussia, Pennsylvania, owns and operates acute care hospitals, behavioral health centers and women's hospitals; and operates/manages surgery and radiation oncology centers. The company operates throughout the United States and Puerto Rico.

W.R. Berkley Corporation, headquartered in Greenwich, Connecticut, is an insurance holding company, providing regional property casualty insurance, reinsurance, specialty lines of insurance, alternative markets services and international insurance.


                        Small-Cap Growth Strategy Stocks


2U, Inc., headquartered in Lanham, Maryland, is a technology company. The company provides cloud-based technology-enabled services primarily to colleges and universities to build online education systems.

ACI Worldwide, Inc., headquartered in Naples, Florida, develops, markets and supports software products for the global electronic funds transfer market. The company's products are used to process transactions involving credit cards, debit cards, smartcards, home banking services, checks and automated clearing and settlement.

Advanced Energy Industries, Inc., headquartered in Fort Collins, Colorado, designs, manufactures, sells and supports power conversion and control products that transform power into various usable forms. The company's systems are used by semiconductor and flat panel display manufacturers and other industrial manufacturing equipment that utilize gaseous plasmas to deposit or etch thin film layers on materials such as silicon and glass.

AK Steel Holding Corporation, headquartered in West Chester, Ohio, through its wholly-owned subsidiaries, is an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products. The company distributes its products to the automotive, appliance, construction and manufacturing markets.

AMN Healthcare Services, Inc., headquartered in San Diego, California, provides healthcare workforce solutions and staffing services across the United States. The company provides managed services programs, temporary nursing and allied healthcare staffing, and physician placement services.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States. The company offers a variety of consumables, seasonal products, furniture, housewares, toys and gifts.

The Cheesecake Factory Incorporated, headquartered in Calabasas Hills, California, operates upscale, full-service, casual dining restaurants under the name "The Cheesecake Factory" in 11 states and Washington, D.C. The company also operates a self-service, limited menu "express" operation at DisneyQuest in Orlando, Florida and a bakery production facility.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair-and-maintenance-service industry under the names "Roto-Rooter" and "Service America Network Inc."

The Children's Place, Inc., headquartered in Secaucus, New Jersey, is a specialty retailer of apparel and accessories for children from newborn to 12 years of age. The company designs, sources and markets its products under "The Children's Place" brand name for sale exclusively in its stores.

Coca-Cola Bottling Co. Consolidated, headquartered in Charlotte, North Carolina, bottles, cans and markets carbonated soft drinks, primarily products of The Coca-Cola Company. The company also has agreements to market and distribute such products as "POWERade" and "Dasani" as well as "Monster" energy products.

Dorman Products, Inc., headquartered in Colmar, Pennsylvania, supplies original equipment dealer automotive replacement parts, fasteners and service line products primarily for the automotive aftermarket. Products are sold under various private label and brand names and are distributed worldwide.

Dycom Industries, Inc., headquartered in Palm Beach Gardens, Florida, provides specialty contracting services to the telecommunications and infrastructure industry throughout the United States and Canada. Services include engineering, construction, installation and maintenance services to telecom providers, as well as underground facility location services for various industries.

Eagle Bancorp, Inc., headquartered in Bethesda, Maryland, acts as a bank holding company for EagleBank which provides commercial and consumer banking services. The company serves offices in Maryland, Virginia and Washington, D.C.

Globus Medical, Inc. (Class A), headquartered in Audubon, Pennsylvania, together with its subsidiaries, designs, develops and markets medical devices. The company focuses on products associated with spinal disorders and utilizes innovative fusion or disruptive technologies.

Healthcare Services Group, Inc., headquartered in Bensalem, Pennsylvania, provides housekeeping, laundry, linen, facility maintenance and food services to the healthcare industry, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States.

Herman Miller, Inc., headquartered in Zeeland, Michigan, designs, manufactures and sells furniture systems, seating products, textiles and related services worldwide. The company markets its products for use in office, educational, health care and residential settings.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in infusion therapy, oncology and critical care applications.

II-VI Incorporated, headquartered in Saxonburg, Pennsylvania, designs, makes and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible-light, x-ray and gamma-ray instrumentation. The company's infrared products are used mainly in industrial, military and medical laser applications.

InterDigital, Inc., headquartered in Wilmington, Delaware, specializes in the architecture, design and delivery of wireless technology and product platforms.

J & J Snack Foods Corp., headquartered in Pennsauken, New Jersey, manufactures, distributes and markets nutritional snack foods and frozen beverages nationally to the food service and retail supermarket industries.

Manhattan Associates, Inc., headquartered in Atlanta, Georgia, develops, sells, deploys, services, and maintains supply chain software solutions for the planning and execution of supply chain activities. It offers Manhattan SCOPE and Manhattan SCALE, which are platform-based supply chain software solutions.

MasTec, Inc., headquartered in Coral Gables, Florida, is a specialty contractor. The company procures, engineers, constructs and maintains the infrastructures that allow electric transmission and distribution, natural gas and oil pipeline, and communications companies to facilitate the production and delivery of their products to their customers.

Murphy USA Inc., headquartered in El Dorado, Arkansas, operates a chain of retail stations in the United States. The company's retail stations offer motor fuel products and convenience merchandise.

PS Business Parks, Inc., headquartered in Glendale, California, is a self-advised and self-managed real estate investment trust. Together with its subsidiaries, the company engages in the acquisition, development and operation of commercial properties, primarily multi-tenant flex, office and industrial space.

Ryman Hospitality Properties, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

South Jersey Industries, Inc., headquartered in Folsom, New Jersey, owns South Jersey Gas Company, a public utility, and acquires and develops non-utility lines of business.

Sprouts Farmers Market, Inc., headquartered in Phoenix, Arizona, is a specialty retailer of fresh, natural and organic food in the United States. The company's stores sell produce, bulk foods, vitamins, groceries, meat and seafood, deli and bakery products, dairy, frozen foods, liquor and natural health, body care and household products.

Steelcase Inc., headquartered in Grand Rapids, Michigan, is the world's largest manufacturer and provider of office furniture, office furniture systems and related products and services.

Texas Roadhouse, Inc., headquartered in Louisville, Kentucky, is a moderately priced, full service restaurant chain. The company operates throughout the United States and internationally.

Universal Forest Products, Inc., headquartered in Grand Rapids, Michigan, through its subsidiaries, designs, manufactures, treats and distributes lumber products for retail, industrial and construction markets. The company also produces wood-alternative products.


                        Small-Cap Value Strategy Stocks


Aaron's, Inc., headquartered in Atlanta, Georgia, is a sales and lease ownership specialty retailer. The company offers consumer electronics, computers, residential and office furniture, household appliances and accessories through company-owned and franchised stores and its e-commerce platform.

ALLETE, Inc., headquartered in Duluth, Minnesota, is an energy company. Together with its subsidiaries, the company generates, transmits, distributes, markets and trades electrical power for both its retail and wholesale customers in the upper Midwest.

Apollo Commercial Real Estate Finance, Inc., headquartered in New York, New York, is a real estate investment trust. The company invests in, acquires, and manages commercial real estate mortgage loans, mortgage-backed securities, real estate corporate debt and loans, and other real estate-related debt investments in the United States.

Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

AVX Corporation, headquartered in Fountain Inn, South Carolina, together with its subsidiaries, manufactures and supplies a broad line of passive electronic components, interconnect devices and related products. All types of electronic devices use passive component products to store, filter or regulate electric energy.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Chesapeake Lodging Trust, headquartered in Annapolis, Maryland, is a self-advised real estate investment trust. The company invests primarily in upper-upscale hotels in major commercial and convention markets and, on a selective basis, in premium select-service hotels in urban settings or unique locales.

Convergys Corporation, headquartered in Cincinnati, Ohio, is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients.

Cooper Tire & Rubber Company, headquartered in Findlay, Ohio, is engaged in the conversion of natural and synthetic rubbers into a variety of carbon black reinforced rubber products, including tires, inner tubes, vibration control products and hose assemblies.

DSW Inc., headquartered in Columbus, Ohio, together with its subsidiaries, operates as a footwear specialty retailer in the United States. The company offers both retail locations and online shopping.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

GameStop Corp. (Class A), headquartered in Grapevine, Texas, is a specialty retailer of multichannel video game products and personal computer entertainment software in the United States and abroad. The company sells new and pre-owned consumer electronic products.

Graham Holdings Company, headquartered in Arlington, Virginia, is a diversified media organization. The company's operations include newspaper publishing, television broadcasting, educational services and magazine publishing.

The Greenbrier Companies, Inc., headquartered in Lake Oswego, Oregon, is a supplier of transportation equipment and services to the railroad and related industries. The company produces railcars, tank cars and marine vessels. The company also offers management services for leasing and transportation companies in North America.

Hecla Mining Company, headquartered in Coeur D'Alene, Idaho, together with its subsidiaries, is a precious metals company engaged in the acquisition, development and mining of mineral resources. The company provides precious and base metals to the United States and worldwide.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

LaSalle Hotel Properties, headquartered in Bethesda, Maryland, is a real estate investment trust that engages in the purchase, ownership and lease of upscale and luxury hotels located in convention, resort and urban business markets in the United States.

LifePoint Health, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Plexus Corp., headquartered in Neenah, Wisconsin, provides product design, development and conceptualization services to original equipment manufacturers in the networking/communications, life sciences/health care, industrial/commercial, and defense/aerospace sectors. The company markets its products globally.

RLJ Lodging Trust, headquartered in Bethesda, Maryland, operates as an independent equity real estate investment trust. The company invests primarily in premium-branded, focused-service, and compact full-service hotels located in urban and densely populated suburban areas.

Sanderson Farms, Inc., headquartered in Laurel, Mississippi, is a fully integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products.

Sanmina Corporation, headquartered in San Jose, California, makes complex printed circuit board assemblies, custom-designed backplane assemblies and subassemblies, multilayer printed circuit boards and custom cable and wire harness assemblies; and tests and assembles electronic sub-systems and systems.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in North America, South America, Europe, the Middle East and Africa. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Tutor Perini Corporation, headquartered in Sylmar, California, together with its subsidiaries, provides general contracting, construction management and design-build services to private clients and public agencies worldwide. The company is engaged in public works construction and specialized building, such as hospitals, correctional facilities, and sports and entertainment venues.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and specialized protective work wear clothing in the United States, Canada and Europe. The company also provides first aid cabinet services and other safety supplies.

Walker & Dunlop, Inc., headquartered in Bethesda, Maryland, through its subsidiaries, originates, sells and services a range of multifamily and other commercial real estate financing products for owners and developers of real estate in the United States.

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York and West Virginia. The company utilizes a loyalty card program which allows customers to receive discounts, promotions and rewards.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce. The company operates in two segments, Truckload Transportation Services and Value Added Services.


                         International Strategy Stocks


Accenture Plc, headquartered in Dublin, Ireland, is a professional services company. The company provides management consulting, technology services, and outsourcing services to clients to improve the client's business performance.

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Bank of Montreal, headquartered in Montreal, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

Bayer AG (ADR), headquartered in Leverkusen, Germany, manufactures industrial chemicals and polymers, as well as human and animal health care products, pharmaceuticals and agricultural crop protection agents. The company markets its products to the automotive, electronic, medical, construction, farming, textile, utility and printing industries worldwide.

Canadian National Railway Company, headquartered in Montreal, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Chubb Limited, headquartered in Zurich, Switzerland, through its subsidiaries, offers a range of insurance and reinsurance products worldwide. The company's products include property and casualty, excess liability, professional liability, specialty agricultural coverage, term life, workers' compensation and political risk.

Continental AG (ADR), headquartered in Hanover, Germany, provides products and services to the global automotive industry. The company's products include brake systems, chassis components, electronic systems, tires and software solutions.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, together with its subsidiaries, provides integrated telecommunication services worldwide. The company also offers fixed-network services, sells terminal equipment and other hardware products, and provides mobile voice and data services to consumers and business customers.

Eaton Corporation Plc, headquartered in Dublin, Ireland, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Enel SpA (ADR), headquartered in Rome, Italy, produces, distributes and sells electricity and natural gas across Europe, Russia, North America and Latin America.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Koninklijke Philips N.V. (NY Shares), headquartered in Amsterdam, the Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films; integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.

L'Oreal S.A. (ADR), headquartered in Clichy, France, along with its subsidiaries, creates and sells various cosmetics products for men and women.

LVMH Moet Hennessy Louis Vuitton SE (ADR), headquartered in Paris, France, is a luxury goods company whose business activities are divided into five business groups: Wines and Spirits; Perfumes and Cosmetics; Watches and Jewelry; Fashion and Leather Goods; and Selective Retailing.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Medtronic Plc, incorporated in Ireland and dually headquartered in Dublin, Ireland and Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company, as well as the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Nintendo Co., Ltd. (ADR), headquartered in Kyoto, Japan, together with its subsidiaries, manufactures and markets home-use video games globally. The company also produces related software used in conjunction with its television-compatible entertainment systems.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

Nissan Motor Co., Ltd. (ADR), headquartered in Yokohama, Japan, is engaged in the manufacture and marketing of automotive and marine equipment and related parts. The company has production facilities in many countries and also provides financing services.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a health care company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

NTT DOCOMO, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services, including cellular phones, satellite and mobile communication and wireless LAN networks. The company also provides optical-fiber broadband and Internet access services.

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the Earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Royal Bank of Canada, headquartered in Toronto, Canada, offers a range of banking and financial services in North America and internationally.

Siemens AG (ADR), headquartered in Munich, Germany, is a global solutions company with a focus on electrical engineering and electronics. The company offers a range of products and services for the energy, health care, infrastructure and financial services industries.

Swiss Re AG (ADR), headquartered in Zurich, Switzerland, is a wholesale provider of reinsurance, insurance and insurance-based financial market products. The company's products include life, health, automobile, liability, accident, engineering, marine and aviation insurance.

The Toronto-Dominion Bank, headquartered in Toronto, Canada, and its subsidiaries, provide retail and commercial banking, wealth management and wholesale banking products and services in the United States, Canada and internationally.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

    First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet

      The Prospectus

      The signatures

      Exhibits


                                      S-1


                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 6591, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 11, 2017.

                                    FT 6591

                                    By    FIRST TRUST PORTFOLIOS L.P.
                                          Depositor



                                    By    Elizabeth H. Bull
                                          Senior Vice President


                                      S-2


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name              Title*                      Date
----              -----                       ----
James A. Bowen    Director of The Charger     ) April 11, 2017
                  Corporation, the General    )
                  Partner of First Trust      )
                  Portfolios L.P.             )
                                              ) Elizabeth H. Bull
                                              ) Attorney-in-Fact**

* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3


           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration Statement No. 333-216257 on Form S-6 of our report dated April 11, 2017, relating to the financial statements of FT 6591, comprising 60/40 Strategic Allocation Port. 2Q '17 - Term 7/17/18 (60/40 Strategic Allocation Portfolio, 2nd Quarter 2017 Series) and 75/25 Strategic Allocation Port. 2Q '17 - Term 7/17/18 (75/25 Strategic Allocation Portfolio, 2nd Quarter 2017 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
April 11, 2017


                                      S-4


                               CONSENT OF COUNSEL

    The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as
Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

    The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5


                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File
         No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 6591 and certain subsequent Series, effective April 11, 2017 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT
         2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                      S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1      Opinion of counsel as to legality of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                      S-7